UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14D-1(B) UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Rio Narcea Gold Mines Ltd.
(Name of Subject Company)

0766284 B.C. Ltd.
(Bidder)

Common Shares Without Par Value
(Title of Class of Securities)

766909105
(CUSIP Number of Class of Securities)

Kevin Hisko 0766284 B.C. Ltd. 888 Dunsmuir Street, Suite 1100 Vancouver, B.C., V6C 3K4 (604) 689-7842
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

With a copy to:

Adam M. Givertz
Shearman & Sterling LLP
199 Bay Street, Suite 4405
Commerce Court West
Toronto, Ontario M5B 1E8
(212) 360-8484

April 20, 2007
(Date of Event Which Requires Filing of This Statement)

CALCULATION OF FILING FEE*
Transaction Valuation	Amount of Filing Fee
US$108,993,025.00	US$3,346.09

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:

*

Estimated solely for the purpose of calculating the filing fee pursuant to General Instruction II.C to Schedule 14D-1F, the transaction value of the subject company's common shares held in the United States, assuming acceptance of the Offer by all holders of the subject company's common shares in the United States, is calculated as follows: the product of (x) 24,804,967, the number of subject company common shares estimated to be held by in the United States, (y) CDN$5.00, the price to be paid per common share of the subject company pursuant to the Offer, and (z) 0.8788, the inverse of the Federal Reserve Bank of New York's noon buying rate for Canadian dollars on April 13, 2007.

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

Offer to Purchase and Circular dated as of April 20, 2007, including Letter of Transmittal and Notice of Guaranteed Delivery.

Item 2. Informational Legends

See inside front cover of Offer to Purchase and Circular dated as of April 20, 2007.

I-1

This document is important and requires your immediate attention.  If you are in doubt as to how to deal with it, you should consult your investment advisor, stock broker, bank manager, lawyer or other professional advisor. The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document.  Any representation to the contrary is unlawful.  This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful.

April 20, 2007

[Lundin Logo]

0766284 B.C. LTD.

an indirect wholly-owned subsidiary of

LUNDIN MINING CORPORATION

OFFER TO PURCHASE

all of the outstanding
Common Shares and Warrants

of

RIO NARCEA GOLD MINES, LTD.

for
Cdn.$5.00 cash for each Common Share
and
Cdn.$1.04 cash for each Warrant

0766284 B.C. Ltd. (the ''Offeror''), an indirect, wholly-owned subsidiary of Lundin Mining Corporation (''Lundin Mining''), is making an offer (the ''Offer'') to purchase all of the outstanding common shares (the ''Shares'') and warrants (the ''Warrants'') of Rio Narcea Gold Mines, Ltd. (''Rio Narcea''), including Shares that may become outstanding after the date of the Offer but before the Expiry Time upon the exercise of options (the ''Options'') or other rights to acquire Shares.  The Offer commences on the date hereof and is open for acceptance until 6:00 p.m. (Eastern time) on May 29, 2007 (the ''Expiry Time''), unless withdrawn or extended by the Offeror.  The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn prior to the Expiry Time (and at the time the Offeror first takes up Shares and Warrants deposited under the Offer) not less than 66⅔% of the outstanding Shares, calculated on a fully-diluted basis (as defined in the enclosed Offer). This condition and the other conditions of the Offer are described in Section 4 of the Offer, ''Conditions of the Offer''.

The intention to make the Offer was announced on April 4, 2007.  The Offer price of $5.00 per Share represents a 22.90% premium over the 30-day weighted average trading price of the Shares on the Toronto Stock Exchange (''TSX'') ended April 3, 2007, the last trading day prior to the public announcement of the intention to make the Offer, and a 3.7% premium over the closing price of the Shares on the TSX on April 3, 2007.

The board of directors of Rio Narcea, in consultation with its financial and legal advisors, has unanimously determined that the Offer is fair to the holders of Shares (the ''Shareholders'') and that the Offer is in the best interests of Rio Narcea and the Shareholders.  The Rio Narcea board of directors has unanimously RECOMMENDED that Shareholders and holders of Warrants (''Warrantholders'') ACCEPT the Offer and deposit their Shares and Warrants under the Offer. For further information regarding this recommendation, refer to the Rio Narcea Directors' Circular.

Questions and requests for assistance may be directed to the Depositary or Georgeson Shareholder Communications Canada, Inc., the Information Agent for the Offer, at the addresses and telephone numbers set out below and on the last page of this Offer and Circular.

THE DEPOSITARY FOR THE OFFER IS:

Computershare Investor Services Inc.

By Registered Mail, Hand or Courier

100 University Avenue, 9th Floor
Toronto, Ontario  M5J 2Y1

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario  M5C 3H2
Attention: Corporate Actions

Inquiries

North American Toll Free:  1-800-564-6253
Outside of North America:  1-514-982-7555

E-mail: corporateactions@computershare.com

THE INFORMATION AGENT FOR THE OFFER IS:

Georgeson Shareholder Communications Canada, Inc.

100 University Avenue
11th Floor, South Tower
Toronto, Ontario  M5J 2Y1

Inquiries

North American Toll Free:  1-866-676-3005

THE DEALER MANAGER FOR THE OFFEROR IS:

Haywood Securities Inc.

Commerce Place, 400 Burrard Street, Suite 2000
Vancouver, British Columbia, V6C 3A6

Telephone:  604-697-7100
Toll Free:  1-800-663-9499

All of the directors and officers (and certain associates thereof) of Rio Narcea holding Shares and/or Options have agreed, subject to certain conditions, to accept the Offer and to deposit their Shares under the Offer, including Shares acquired by them prior to the Take-up Date (as defined in the enclosed Offer) upon the exercise of Options and Warrants which they continue to hold at the Expiry Time of the Offer.  These persons hold an aggregate of 9,627,457 Shares representing approximately 5.8% of the outstanding Shares, and 3,137,332 Options.  See ''Arrangements, Agreements or Understandings; Lock-Up Agreement'' in the Circular.

The board of directors of Rio Narcea will permit all persons holding Options, which by their terms are otherwise currently exercisable or not, to exercise all of their Options and tender the Shares issued upon exercise thereof under the Offer, conditional upon the Offeror taking up and paying for the Shares under the Offer, which Options shall be deemed to have been exercised concurrent with the Expiry Time in respect of which the Offeror takes up Shares and all Shares that are to be issued pursuant to any such conditional exercise shall be accepted as validly tendered under the Offer.  Subject to the receipt of all necessary regulatory and other approvals, the board of directors of Rio Narcea has approved an amendment of its Option Plans such that, in the context of the Offer, Optionholders holding Options granted under the Option Plans may, in lieu of receiving Shares upon exercise, elect to receive a cash payment from Rio Narcea equal to the amount by which the market price (based on the five day volume weighted average trading price) of the Shares as at the date of receipt by Rio Narcea of a notice of exercise and election to receive cash, exceeds the exercise price for the optioned Shares.

Shareholders and Warrantholders who wish to accept the Offer must complete and execute the accompanying Letter of Transmittal and deposit it, or a facsimile copy of such manually executed Letter of Transmittal, together with the certificate or certificates representing their Shares and Warrants, at one of the offices of Computershare Investor Services Inc. (the ''Depositary'') set out below and in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal.  Alternatively, a Shareholder or Warrantholder who wishes to deposit such Shares or Warrants and whose certificate or certificates for such Shares or Warrants are not immediately available may accept the Offer by completing and executing the accompanying Notice of Guaranteed Delivery in accordance with the procedures for guaranteed delivery set out in Section 3 of the Offer, ''Manner of Acceptance''.

NOTICE TO UNITED STATES HOLDERS

The Offer is made for the securities of a Canadian corporation and while the Offer is subject to the disclosure requirements of Canada, Shareholders and Warrantholders should be aware that such requirements are different from disclosure requirements in the United States. The Offeror is permitted to prepare the Offer and Circular in accordance with Canadian disclosure requirements.

Shareholders and Warrantholders should also be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Shares or Warrants or related securities of Rio Narcea during the period that the Offer is outstanding, as permitted by applicable Canadian federal or provincial laws or regulations.  Shareholders and Warrantholders should also be aware that the disposition of the Shares and Warrants described herein may have tax consequences both in the United States and Canada.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that Rio Narcea is located in Canada, and that some or all of its officers and directors are residents of a foreign country.

Persons whose Shares and Warrants are registered in the name of a broker nominee or other intermediary should contact their stockbroker, investment dealer, bank, trust company or other intermediary for assistance in depositing their Shares and Warrants.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders or Warrantholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders and Warrantholders in any such jurisdiction.

Except as otherwise indicated, the information concerning Rio Narcea contained in the Offer and Circular has been supplied by Rio Narcea or has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. The Offeror has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from those filings or whether there has been any failure by Rio Narcea to disclose events that may have occurred or may affect the significance or accuracy of any information.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, the Depositary or the Information Agent for the Offer.

In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of that jurisdiction.

The disposition of Shares and Warrants may have tax consequences.  Shareholders and Warrantholders are encouraged to consult their own tax advisors.  See ''Certain Canadian Federal Income Tax Considerations'' and ''Certain United States Federal Income Tax Consequences'' in the Circular.

Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained upon request without charge from the Depositary at its office in Toronto, as set out below and in the Letter of Transmittal.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Offer and in the accompanying Circular, including, without limitation, statements made under ''Purpose of the Offer and Plans for Rio Narcea'' and ''Acquisition of Shares and Warrants not Deposited'' are ''forward-looking statements'' and are prospective.  Forward-looking statements include, among others, statements relating to the acquisition of Rio Narcea and the future performance of Lundin Mining.  Forward-looking statements are typically identified by words such as ''believe'', ''expect'', ''anticipate'', ''intend'', ''seek'', ''estimate'', ''plan'', ''forecast'', ''project'', ''budget'', ''may'', ''should'' and ''could'', and similar expressions.  Forward-looking statements are neither promises nor guarantees, but are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Lundin Mining, or the developments of Lundin Mining's business or its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements.

Forward-looking statements are based on certain material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection, such as the ability of the Offeror to complete the Offer, and any Compulsory Acquisition, Subsequent Share Acquisition Transaction or Subsequent Warrant Acquisition Transaction (as defined herein).  These forward-looking statements are made by Lundin Mining and the Offeror in light of management's experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Offeror believes are appropriate in the circumstances.  Although Lundin Mining and the Offeror believe that their plans, intentions and expectations reflected in these forward-looking statements are reasonable, actual results relating to, among other things, the Offer and any Compulsory Acquisition, Subsequent Share Acquisition Transaction or Subsequent Warrant Acquisition Transaction, could differ materially from those currently anticipated in such statements by reason of factors such as: (1) changes in general economic conditions; (2) the conditions to the Offer not being satisfied; (3) the level of acceptance of the Offer by Shareholders and Warrantholders; (4) the risk of new and changing regulation; (5) risks involved in the completion and integration of the acquisition; (6) expected benefits of the acquisition not being fully realized or realized within the expected time frame; (7) costs or difficulties related to obtaining required regulatory approvals or unanticipated approvals required to complete the acquisition; (8) legislative or regulatory changes adversely affecting the business in which Lundin Mining is engaged; and (9) changes in the securities or capital markets.

Forward-looking statements in this document are based on management's reasonable beliefs and opinions at the time the statements are made, and there should be no expectation that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and Lundin Mining and the Offeror disavow and disclaim any obligation to do so.

CURRENCY

All references in the Offer and the Circular to ''dollars'' or ''$'' are to Canadian dollars, unless otherwise indicated.  On April 17, 2007, the Bank of Canada noon spot rate of exchange for Canadian dollars, expressed in U.S. dollars was CDN$1.00 = U.S.$1.1294

i

ACQUISITION OF SHARES AND WARRANTS NOT DEPOSITED	30
Shares	30
Warrants	32
Judicial Developments	33
Other Alternatives	34
REGULATORY MATTERS	34
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	34
General	34
Residents of Canada	35
Non-Residents of Canada	36
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	37
Disposition of Shares or Warrants	38
Passive Foreign Investment Company	39
Information Reporting and Backup Withholding	39
CERTAIN ADDITIONAL INFORMATION REGARDING RIO NARCEA	39
Capitalization of Rio Narcea	39
Dividend Record	39
Previous Distributions	39
Trading In Shares and Warrants To Be Acquired	40
EFFECT OF THE OFFER ON MARKET AND LISTING	41
BENEFICIAL OWNERSHIP OF AND TRADING IN SECURITIES	42
COMMITMENTS TO ACQUIRE SHARES AND WARRANTS	42
ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS; LOCK-UP AGREEMENT	42
Making of the Offer	43
Deposit of Shares; Support of the Offer	44
No Solicitation	44
Superior Proposals	44
Termination of the Lock-Up Agreement	44
MATERIAL CHANGES IN THE AFFAIRS OF RIO NARCEA	45
EXPENSES OF THE OFFER	45
DEPOSITARY AND INFORMATION AGENT	45
DEALER MANAGER AND SOLICITING DEALER GROUP	45
STATUTORY RIGHTS	46
DIRECTORS' APPROVAL	46
CONSENT OF COUNSEL TO OFFEROR	47
CERTIFICATE OF 0766284 B.C. LTD	48
CERTIFICATE OF LUNDIN MINING CORPORATION	49

ii

DEFINITIONS

In the Summary, Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery, the capitalized terms set forth below have the meanings set forth below.  Certain other defined terms are used in a limited manner in the Summary, Offer and Circular and have the meanings indicated at their first usage.

''Acquisition Proposal'' means any inquiries, proposals or offers regarding:

(a)

any merger, take-over bid, issuer bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, reorganization, liquidation, dissolution or winding up in respect of Rio Narcea or any of its subsidiaries;

(b)

any sale or acquisition of all or a material portion of the assets of, or any equity interest in Rio Narcea or any of its subsidiaries;

(c)

any sale or acquisition of all or a material portion of the Shares or the securities of any subsidiary of Rio Narcea;

(d)

any sale of an interest in any mineral property;

(e)

any similar business combination or transaction of or involving Rio Narcea or any of its subsidiaries, including any joint venture, earn-in, farm-in or similar structure or arrangement, other than with Lundin Mining, the Offeror or another Lundin Mining subsidiary; or

(f)

any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any person other than Lundin Mining, the Offeror or any other Lundin Mining subsidiary.

''affiliate'' means, with respect to any person, any other person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such person, and includes any person in like relation to an affiliate.  A person shall be deemed to control another person if such first person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other person whether through the ownership of voting securities, by contract or otherwise; and the term ''controlled'' shall have a similar meaning;

''Alternative Transaction'' means another form of transaction (such as a plan of arrangement or amalgamation) whereby Lundin Mining, the Offeror or another subsidiary of Lundin Mining would effectively acquire all of the Shares within approximately the same time periods and on economic terms and other terms and conditions (including, without limitation, tax treatment) and having consequences to Rio Narcea and its Shareholders that are equivalent to or better than those contemplated by the Support Agreement;

''AMF'' means the Autorité des marchés financiers;

''BCSA'' means the British Columbia Securities Act, R.S.B.C. 1996, c.418 and the regulations thereto, as the same may be amended from time to time;

''BMO Capital Markets'' means BMO Nesbitt Burns Inc., Rio Narcea's financial advisor in respect of the Offer;

''Business Day'' means any day, excepting Saturdays, Sundays and statutory holidays, on which commercial banks located in Toronto, Canada are open for the conduct of business;

''CBCA'' means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, and the regulations thereto, as the same may be amended from time to time;

''Circular'' means the take-over bid circular of the Offeror that accompanies and forms part of the Offer and which is attached hereto;

''Competing Proposal'' means (i) any merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, or similar transaction in respect of Rio Narcea; any purchase or other acquisition by a person (other than Lundin Mining or the Offeror) of such number of the Shares or any rights or interest therein or thereto which together with such person's other direct or indirect holdings of Shares and the holdings of any other person or persons with whom the first person may be acting jointly or in concert constitutes at least 50.01% of the Shares; (iii) any similar business combination or transaction, of or involving Rio Narcea; or (iv) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any person other than Lundin Mining or the Offeror;

''Compulsory Acquisition'' has the meaning ascribed thereto in the Circular under the heading ''Acquisition of Shares and Warrants Not Deposited – Shares - Compulsory Acquisition'';

''Confidentiality Agreement'' means the confidentiality agreement between Lundin Mining and Rio Narcea dated March 6, 2007 in respect of the Offer;

''Contemplated Transactions'' means the Offer, the take-up of Shares by the Offeror, the take-up of Warrants by  the Offeror, the Lock-Up Agreement, any Compulsory Acquisition, any Subsequent Share Acquisition Transaction, any Subsequent Warrant Acquisition Transaction, any subsequent amalgamation of the Offeror and Rio Narcea, and any Alternative Transaction;

''Depositary'' means Computershare Investor Services Inc. at the offices specified in the Letter of Transmittal;

''Directors' Circular'' means the circular prepared by the board of directors of Rio Narcea in relation to the Offer, which is being sent to all Shareholders and Warrantholders concurrently with the Offer;

''Effective Time'' means the time of the appointment or election to the board of directors of Rio Narcea of persons designated by Lundin Mining who represent a majority of the directors of Rio Narcea;

''Eligible Institution'' means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).  (Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States);

''Expiry Date'' means May 29, 2007 or such other date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, ''Extension and Variation of the Offer'';

''Expiry Time'' means 6:00 p.m. (Eastern time) on the Expiry Date or such other time or times as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, ''Extension and Variation of the Offer'';

''Foreign Jurisdiction'' means any jurisdiction other than Canada and its Provinces;

''fully-diluted basis''  means, with respect to the number of outstanding Shares at any time, the number of Shares that would be outstanding if all rights to acquire Shares were exercised, other than those which are not, and cannot in accordance with their terms, become exercisable within 120 days following the Expiry Time, but including, for the purposes of this calculation, all Shares issuable upon the exercise of Options, whether vested or unvested;

''Governmental Entity'' means:

(a)

any supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing;

(b)

any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court; and

(c)

any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies;

''Information Agent'' means Georgeson Shareholder Communications Canada, Inc.;

''Initial Expiry Time'' means 6:00 p.m. (Eastern time) on May 29, 2007;

''Laws'' means any applicable laws including supranational, national, provincial, state, municipal and local civil, commercial, banking, securities, tax, personal and real property, security, mining, environmental, water, energy, investment, property ownership, land use and zoning, sanitary, occupational health and safety laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, protocols, codes, guidelines, policies, notices, directions or other requirements of any Governmental Entity; and the term ''applicable''  with respect to such Laws and in a context that refers to one or more parties, means such Laws as are applicable to such party or its business, undertaking, property, assets, interests or securities and emanate from a person having jurisdiction over the party or parties or its or their business, undertaking, property or securities;

''Letter of Transmittal'' means the letter of acceptance and transmittal in the form accompanying the Offer and Circular;

''Lock-Up Agreement'' means the agreement among the Locked-Up Shareholders and the Offeror pursuant to which such holders have agreed to tender their Shares under the Offer;

''Locked-Up Shareholders'' means directors and officers (and certain associates thereof) of Rio Narcea who have executed the Lock-Up Agreement, and who together hold not less than 5% of the issued and outstanding Shares;

''Lundin Mining'' means Lundin Mining Corporation, a corporation incorporated under the CBCA;

''material adverse effect'' means, in respect of any person, an effect that is, or would reasonably be expected to be, material and adverse to the business, properties and assets including, without limitation, claims, rights or privileges (whether contractual or otherwise), capitalization, financial condition, operations, results of operations, prospects of that person and its subsidiaries taken as a whole, other than any effect:

(a)

relating to the global economy, political conditions or securities markets in general;

(b)

affecting the mining industry in general;

(c)

relating to a change in the market trading price of shares of that person, either:

(i)

related to the Support Agreement and this Offer or the announcement thereof, or

(ii)

related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of material adverse effect under clauses (a), (b), (d) or (e) hereof;

(d)

relating to any of the principal markets served by that person's business generally or shortages or price changes with respect to raw materials, metals or other products (including but not limited to nickel and precious metals) used or sold by that person; or

(e)

relating to any generally applicable change in applicable Laws or regulations (other than orders, judgments or decrees against that person or any of its subsidiaries) or in applicable generally accepted accounting principles;

''material fact'', ''material change'' and ''misrepresentation'' have the meanings ascribed thereto in the BCSA;

''Minimum Condition'' has the meaning ascribed thereto in subsection (a) of Section 4 of the Offer, ''Conditions of the Offer'';

''Minimum Required Shares'' means at least that number of the outstanding Shares on a fully-diluted basis required to be tendered to the Offer to satisfy the Minimum Condition, unless the Offeror waives the Minimum Condition, in which case ''Minimum Required Shares'' means that number of the outstanding Shares that the Offeror takes up on the Take-up Date;

''Notice of Guaranteed Delivery'' means the notice of guaranteed delivery for use in connection with the Offer in the form enclosed herewith which accompanies the Offer and which is incorporated into and forms part of the Offer;

''Offer'' means this offer by the Offeror to purchase all of the Shares and all of the Warrants;

''Offer Period'' means the period commencing on the date hereof and ending at the Expiry Time;

''Offeror'' means 0766284 B.C. Ltd., a corporation incorporated under the laws of the Province of British Columbia, Canada;

''Optionholder'' means a holder of Options;

''Options'' means the outstanding options to purchase Shares at a specified exercise price issued under the Option Plans and all other outstanding options to acquire Shares of Rio Narcea;

''Option Plans'' means the stock option plans of Rio Narcea dated April 18, 2005, November 5, 1996 and April 13, 1994 and any other plan, agreement or arrangement which provides for the issuance of options to acquire Shares;

''OSC'' means the Ontario Securities Commission;

''OSC Rule 61-501'' means OSC Rule 61-501, entitled ''Insider Bids, Issuer Bids, Business Combination and Related Party Transactions'';

''Outside Date'' means the date that is 120 days following the date of this Offer, being August 16, 2007;

''person'' includes an individual, general partnership, limited partnership, corporation, company, limited liability company, unincorporated organization, trust, trustee, executor, administrator, other legal representative, government (including any Government Entity) and any other entity whether or not having legal status;

''Regulation Q-27'' means Regulation Q-27 of the AMF, entitled ''Regulation Q-27 Respecting Protection Of Minority Securityholders In The Course Of Certain Transactions'';

''Regulatory Approval'' means those actions, ruling, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, required to consummate the Offer and the other transactions contemplated by the Support Agreement;

''Shares'' means common shares of Rio Narcea;

''Subsequent Share Acquisition Transaction'' means the acquisition of the issued and outstanding Shares not deposited under the Offer pursuant to an amalgamation, statutory arrangement, share consolidation, capital reorganization or other transaction involving Rio Narcea and Lundin Mining or an affiliate of Lundin Mining that if completed successfully will result in Lundin Mining owning, directly or indirectly, all of the Shares;

''Subsequent Warrant Acquisition Transaction'' means the acquisition of the issued and outstanding Warrants not deposited under the Offer pursuant to a statutory arrangement, capital reorganization or other transaction involving Rio Narcea and Lundin Mining or an affiliate of Lundin Mining that if completed successfully will result in Lundin Mining owning, directly or indirectly, all of the Warrants;

''subsidiary'' means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary;

''Superior Proposal'' means an unsolicited bona fide written Acquisition Proposal subsequent to the date hereof:

(a)

to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, issuer bid, amalgamation, plan of arrangement, or any  business combination or similar transaction, all of the Shares and offering or making available to all Shareholders the same consideration in form and amount per Share to be purchased or otherwise acquired;

(b)

that complies with all applicable securities Laws;

(c)

that is not subject to a financing contingency and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full for all of the Shares on a fully-diluted basis;

(d)

that is not subject to any due diligence and/or access condition which would allow access to the books, records, personnel, or properties of Rio Narcea beyond noon (Eastern time) on the tenth (10th) day after which access is first given to the person making the Acquisition Proposal; and

(e)

that the Rio Narcea board of directors has determined in good faith (after receipt of advice from its financial advisors and with its outside legal counsel) (i) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal, and (ii) would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favorable from a financial point of view to the Shareholders than the Offer (including any adjustment to the terms and conditions of the Offer proposed by Offeror pursuant to the Support Agreement);

''Support Agreement'' means the agreement, dated April 4, 2007, between Lundin Mining, the Offeror and Rio Narcea pursuant to which, among other things, Lundin Mining has agreed to cause the Offeror to make the Offer;

''Take-up Date'' means the date that the Offeror first takes up Shares pursuant to the Offer;

''Tax Act'' means the Income Tax Act (Canada), together with any and all regulations promulgated thereunder, as amended from time to time;

''Rio Narcea'' means Rio Narcea Gold Mines, Ltd., a corporation incorporated under the CBCA;

''Shareholder'' means a holder of Shares;

''TSX'' means the Toronto Stock Exchange;

''U.S.'' or ''United States'' means United States of America, any state of the United States and the District of Columbia;

''Warrantholder'' means a holder of Warrants;

''Warrant Indenture'' means the warrant indenture dated September 11, 2003, as supplemented on March 16, 2004 and October 25, 2004, between Rio Narcea and Computershare Trust Company of Canada; and

''Warrants'' means the warrants of Rio Narcea issued and outstanding at any time during the Offer Period pursuant to the Warrant Indenture, entitling the holders to acquire, until September 12, 2008, Shares at an exercise price of $5.00 per Share, subject to adjustment as provided in such warrant indenture, as supplemented.

In the Summary, Offer, Circular, Letter of Transmittal, and Notice of Guaranteed Delivery, words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender and vice versa.

SUMMARY OF THE OFFER

The following is a summary only and is qualified by the detailed provisions contained in the Offer and the Circular.  Shareholders and Warrantholders are urged to read the Offer and the Circular in their entirety.  Capitalized terms used in this summary, where not otherwise defined herein, are defined in the Section entitled ‘‘Definitions''.  The information concerning Rio Narcea contained herein and in the Offer and Circular has been supplied by Rio Narcea or has been taken from or is based upon publicly available documents or records of Rio Narcea on file with Canadian securities regulatory authorities and other public sources at the time of the Offer. Although the Offeror has no knowledge that would indicate that any statements contained herein relating to Rio Narcea taken from or based upon such documents and records are untrue or incomplete, neither the Offeror nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Rio Narcea taken from or based upon such documents and records, or for any failure by Rio Narcea to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to the Offeror.

The Offer

The Offeror is offering, upon the terms and subject to the conditions of the Offer, to purchase all of the issued and outstanding Shares and Warrants, including Shares that may become outstanding after the date of the Offer but before the Expiry Time upon the exercise of Warrants, Options or other rights to acquire Shares, for a cash payment of $5.00 per Share and $1.04 per Warrant.  The Offer is open for acceptance until, but not later than, the Expiry Time, unless the Offer is withdrawn or extended by the Offeror.

The Offer is made only for Shares and Warrants and not for any Options or other securities convertible into or exercisable or exchangeable for Shares.  Any Optionholder who wishes to accept the Offer should, to the extent permitted by the terms thereof and applicable Law, exercise such Options, obtain a certificate representing the Shares thereby acquired and deposit those Shares in accordance with the Offer or utilize the Conditional Option Exercise (as defined herein).  Optionholders holding Options granted under the Option Plans may also, in lieu of receiving Shares upon exercise, elect to receive a cash payment from Rio Narcea equal to the amount by which the market price (based on the five day volume weighted average trading price) of the Shares as at the date of receipt by Rio Narcea of a notice of exercise and election to receive cash, exceeds the exercise price for the optioned Shares.

The obligation of the Offeror to take up and pay for Shares and Warrants deposited pursuant to the Offer is subject to certain conditions, including there being validly deposited under the Offer and not withdrawn prior to the Expiry Time not less than 66⅔% of the outstanding Shares, calculated on a fully-diluted basis.  There is no condition that a minimum number of Warrants be deposited before the Offeror is obligated to take up and pay for Warrants deposited pursuant to the Offer. Accordingly, provided all other conditions to the Offer are satisfied or waived at or prior to the Expiry Time, the Offeror will take up and pay for all Warrants properly deposited under the Offer (and not withdrawn).  See Section 4 of the Offer, ''Conditions of the Offer''.

Recommendation of the Board of Directors of Rio Narcea

The board of directors of Rio Narcea has received a fairness opinion from BMO Capital Markets that the consideration per Share under the Offer is fair, from a financial point of view, to the Shareholders other than the Offeror and Lundin Mining.  The board of directors of Rio Narcea, in consultation with its financial and legal advisors has unanimously determined that the Offer is fair to the Shareholders and that the Offer is in the best interests of Rio Narcea and the Shareholders.  The board of directors of Rio Narcea has unanimously recommended that Shareholders and Warrantholders accept the Offer and deposit their Shares and Warrants under the Offer. For further information, refer to the Rio Narcea Directors' Circular.  Pursuant to the Support Agreement, Rio Narcea has agreed to, among other things, take all reasonable action to support the Offer.  See ''Support Agreement'' in the Circular.  All of the directors and officers of Rio Narcea (and certain associates thereof) holding Shares and/or Options have agreed to deposit their Shares (including Shares underlying Options and Warrants held immediately prior to the Expiry Time) under the Offer and accept the Offer, in accordance with the terms of the Lock-Up Agreement.  See ''Arrangements, Agreements or Understandings; Lock-Up Agreement'' in the Circular.

Fairness Opinion

BMO Capital Markets, the financial advisor engaged by the Rio Narcea board of directors in connection with the Offer, has delivered a fairness opinion to the Rio Narcea board of directors in which BMO Capital Markets has determined that as of April 4, 2007, and subject to the matters and assumptions set forth in its opinion, the consideration to be offered per Share to Shareholders pursuant to the Offer is fair, from a financial point of view, to the Shareholders other than the Offeror and Lundin Mining.  Shareholders are urged to read the fairness opinion, included as Schedule A to the Directors' Circular, in its entirety.

The Offeror and Lundin Mining

The Offeror, an indirect wholly-owned subsidiary of Lundin Mining, was incorporated under the Business Corporations Act (British Columbia) on August 16, 2006, has not otherwise carried on any activities to date other than those incidental to its formation and the making of the Offer.  The registered office of the Offeror is located at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, Canada V6C 3K4.

Lundin Mining is a corporation amalgamated under the CBCA, with its principal business located at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8 and its registered office located at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, Canada V6C 3K4.  Through its subsidiaries, Lundin Mining engages in the production and exploration of base metal properties located in Sweden, Ireland, Portugal, Spain, Eritrea, Iran, Russia and Canada.  The common shares of Lundin Mining are listed for trading on the TSX under the symbol ''LUN'' and on the American Stock Exchange (''AMEX'') under the symbol ''LMC''.  Depositary receipts of Lundin Mining are listed for trading on the Stockholm Stock Exchange under the symbol ''LUMI''.

As of the date hereof, neither Lundin Mining nor the Offeror owns any Shares or Warrants.  See ''Beneficial Ownership of and Trading in Securities'' in the Circular.

Rio Narcea

Rio Narcea is a corporation incorporated under the CBCA.  Rio Narcea is engaged in the acquisition, exploration, development and operation of base and precious metals properties in Spain, Portugal and Mauritania.  Its primary asset is its Aguablanca mine in Badajoz, southern Spain, where it produces nickel and copper.  The construction of Rio Narcea's Tasiast gold project in Mauritania, West Africa is expected to be completed in mid-2007.

Rio Narcea's principal office is located at c/ Secundino Roces Riera, 3-2°, Centro de Empresas Asipo I, 33428 Cayés-Llanera, Asturias, Spain and its registered office is located at Scotia Plaza, Suite 2100, 40 King Street West, Toronto, Ontario, Canada M5H 3C2.  The Shares are listed for trading on the TSX under the symbol ''RNG'' and on AMEX under the symbol ''RNO''.  The Warrants are listed for trading on the TSX under the symbol ''RNG.WT''.  See ''Rio Narcea'' in the Circular.

Purpose of the Offer and Plans for Rio Narcea

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Shares and all of the outstanding Warrants.

If the Offeror takes up and pays for Shares and Warrants under the Offer, the Offeror intends to seek to acquire, directly or indirectly, the remaining Shares pursuant to a Compulsory Acquisition under the CBCA, if available, or, if necessary or desirable, to acquire such remaining Shares pursuant to a Subsequent Share Acquisition Transaction.  The Offeror also intends to seek to acquire the remaining Warrants not deposited under the Offer pursuant to a Subsequent Warrant Acquisition Transaction more particularly described below.

If the Offer is successful, it is expected that certain changes will be made to the composition of the board of directors of Rio Narcea to allow nominees of Lundin Mining to comprise the entire board of directors of Rio Narcea.  If Rio Narcea becomes a wholly-owned subsidiary of the Offeror, Lundin Mining may continue to operate Rio Narcea as a wholly-owned subsidiary of the Offeror or Rio Narcea may be amalgamated with, or wound-up into, the Offeror or an affiliate of Lundin Mining or Rio Narcea's assets may otherwise be combined with Lundin Mining's assets.

If permitted by applicable Law, subsequent to the completion of the Offer, any Compulsory Acquisition or any Subsequent Share Acquisition Transaction in respect of the Shares, and any Subsequent Warrant Acquisition Transaction in respect of the Warrants, the Offeror intends to delist the Shares from the TSX and AMEX and the Warrants from the TSX and cause Rio Narcea to cease to be a reporting issuer under applicable securities Laws in Canada and the United States.

Lundin Mining has entered into an option agreement dated April 3, 2007 with Red Back Mining Inc. (TSX:RBI) (''Red Back'') pursuant to which Lundin Mining has granted Red Back the option, subject to certain conditions, including that Lundin Mining acquires not less than 50.1% of the Shares of Rio Narcea on a non-diluted basis, to acquire a 100% interest in Rio Narcea's Tasiast gold project in Mauritania, West Africa.  In consideration for the 100% interest in the Tasiast gold project, Red Back will pay Lundin Mining US$225 million in cash and assume US$42.5 million in debt related to the Tasiast project.

See ''Purpose of the Offer and Plans for Rio Narcea'' and ''Acquisition of Shares and Warrants Not Deposited'' in the Circular.

Time for Acceptance

The Offer is open for acceptance until 6:00 p.m. (Eastern time) on May 29, 2007 or such later time and date to which the Offer may be extended, unless withdrawn by the Offeror.  See Section 2 of the Offer, ''Time for Acceptance''.  The Offer may be extended in certain circumstances described in the Support Agreement at the Offeror's sole discretion.  See Section 5 of the Offer, ''Extension and Variation of the Offer''.

Manner of Acceptance

Shareholders and Warrantholders who wish to accept the Offer must, at or prior to the Expiry Time, deposit the certificate or certificates representing their Shares and Warrants, as applicable, together with a properly completed and duly executed Letter of Transmittal, or a manually executed facsimile thereof, together with all other documents required by the Letter of Transmittal, at the Toronto office of the Depositary specified in the Letter of Transmittal.  Instructions are contained in the Letter of Transmittal.  The Offer will only be deemed to be accepted by a Shareholder or Warrantholder if the Depositary actually receives these documents at or before the Expiry Time.

Shareholders and Warrantholders whose respective Shares and Warrants, as applicable, are registered in the name of a nominee should contact such nominee (in most cases their stockbroker, investment dealer, bank, trust company or other intermediary) for assistance in depositing their Shares and Warrants.

If a Shareholder or Warrantholder wishes to deposit Shares or Warrants pursuant to the Offer and the certificates representing the Shares or Warrants, as applicable, are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary at or prior to the Expiry Time, such Shares and Warrants may nevertheless be deposited validly under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery. See Section 3 of the Offer, ''Manner of Acceptance - Procedure for Guaranteed Delivery''.

Support Agreement

On April 4, 2007, Lundin Mining, the Offeror and Rio Narcea entered into the Support Agreement.  Pursuant to the Support Agreement, Lundin Mining agreed, subject to satisfaction of certain conditions set out therein, that the Offeror will make the Offer and, upon the satisfaction or waiver of all conditions of the Offer, will take up and pay for all Shares and Warrants validly deposited under the Offer and not withdrawn.  Among other things, the Support Agreement contains terms concerning competing offers for Rio Narcea and the payment of a termination fee of $25 million by Rio Narcea to Lundin Mining in certain circumstances.  See ''Support Agreement'' in the Circular.

Lock-Up Agreement

The Offeror has entered into a Lock-Up Agreement with the directors and officers (and certain associates thereof) of Rio Narcea, who hold an aggregate of 9,627,457 Shares representing approximately 5.8% of the outstanding Shares, and 3,137,322 Options.  Under the terms of the Lock-Up Agreement, such persons have agreed to tender all of their Shares (together with any Shares they may acquire upon the exercise of their Options) to the Offer, and not to withdraw such Shares from the Offer except in certain circumstances.  See ''Arrangements, Agreements and Understandings; Lock-Up Agreement'' in the Circular.

Options

The Offer is not made for Options.  The board of directors of Rio Narcea will permit all persons holding Options granted under the Option Plans, which by their terms are otherwise currently exercisable or not, to exercise all of their Options and tender the Shares issued upon exercise thereof under the Offer, conditional upon the Offeror taking up and paying for the Shares under the Offer (''Conditional Option Exercise''), which Options shall be deemed to have been exercised concurrent with the Expiry Time in respect of which the Offeror takes up Shares and all Shares that are to be issued pursuant to any such Conditional Option Exercise shall be accepted as validly tendered under the Offer.

Subject to the receipt of all necessary regulatory and other approvals, the board of directors of Rio Narcea has approved an amendment of its Option Plans such that, in the context of the Offer, Optionholders may, in lieu of receiving Shares upon exercise, elect to receive a cash payment from Rio Narcea (the ''Cashless Option Exercise '') equal to the amount by which the market price (based on the five day volume weighted average trading price) of the Shares as at the date of receipt by Rio Narcea of a notice of exercise and election to receive cash, exceeds the exercise price for the optioned Shares.

Conditions of the Offer

The Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for any Shares or Warrants deposited under the Offer unless the conditions described in Section 4 of the Offer, ''Conditions of the Offer'', are satisfied or are waived by the Offeror at or prior to the Expiry Time.  The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn at least 66⅔% of the outstanding Shares (calculated on a fully-diluted basis) as at the Expiry Time.

There is no condition that a minimum number of Warrants be deposited before the Offeror is obligated to take up and pay for Warrants deposited pursuant to the Offer. Accordingly, provided all other conditions to the Offer are satisfied or waived at or prior to the Expiry Time, the Offeror will take up and pay for all Warrants properly deposited under the Offer (and not withdrawn).

The conditions of the Offer are for the exclusive benefit of the Offeror and may be waived by it, in its sole discretion, in whole or in part, at any time and from time to time (subject to the Support Agreement and applicable Law), both before and after the Expiry Time, without prejudice to any of the rights that the Offeror may have.

For a complete description of the conditions of the Offer, see Section 4 of the Offer, ''Conditions of the Offer''.

Take-up and Payment for Deposited Shares and Warrants

If all the conditions referred to in Section 4 of the Offer, ''Conditions of the Offer'', are satisfied or waived by the Offeror at or prior to the Expiry Time, the Offeror will (unless it shall have withdrawn or terminated the Offer) become obligated to take up Shares and Warrants validly deposited and not withdrawn under the Offer as soon as practicable and, in any event, not later than 10 days after the Expiry Date.  Any Shares and Warrants taken up will be paid for as soon as possible, and in any event not more than three Business Days after the Shares and Warrants are taken up.  In accordance with applicable Law, any Shares and Warrants deposited under the Offer after the first date on which Shares and Warrants are taken up by the Offeror are required to be paid for within three Business Days of being taken up and in any event must be taken up and paid for within 10 days of such deposit.  See Section 6 of the Offer, ''Take-up and Payment for Deposited Shares and Warrants''.

Withdrawal of Deposited Shares and Warrants

Deposits of Shares and Warrants pursuant to the Offer may be withdrawn only as provided in Section 7 of the Offer, ''Withdrawal of Deposited Shares and Warrants''.

Acquisition of Shares and Warrants Not Deposited

If the Offeror takes up and pays for Shares and Warrants under the Offer, the Offeror intends to seek to acquire, directly or indirectly, all of the remaining Shares not deposited under the Offer by means of a Compulsory Acquisition under the CBCA, if available, or, if necessary or desirable, to acquire such remaining Shares pursuant to a Subsequent Share Acquisition Transaction.  The Offeror also intends to seek to acquire the remaining Warrants not deposited under the Offer pursuant to a Subsequent Warrant Acquisition Transaction.  See ''Acquisition of Shares and Warrants Not Deposited'' in the Circular.

De-listing of Shares and Warrants

If permitted by applicable Law, subsequent to completion of the Offer and any Compulsory Acquisition or any Subsequent Share Acquisition Transaction in respect of the Shares and any Subsequent Warrant Acquisition in respect of the Warrants, the Offeror intends to delist the Shares from the TSX and AMEX and Warrants from the TSX.  The Offeror intends to cause Rio Narcea to cease to be a reporting issuer under the securities Laws of Canada and the United States at such time as applicable securities Laws permit it to do so. See ''Purpose of the Offer and Plans for Rio Narcea'', ''Background to and Reasons for the Offer'' and ''Certain Additional Information Regarding Rio Narcea – Trading in Shares and Warrants to be Acquired'' in the Circular.

Market Price of the Shares

The closing price of the Shares on the TSX on April 3, 2007 was $4.82.  The Offer price per Share represents a premium of approximately 22.90% to the weighted average trading prices per Share on the TSX for the 30-day period ended on April 3, 2007, the last trading day prior to the announcement of Lundin Mining's intention to make the Offer.

Regulatory Matters

The acquisition of the Shares and Warrants by the Offeror is subject to the regulatory requirements discussed in the Circular under ''Regulatory Matters''.

Certain Canadian Federal Income Tax Considerations

Non-residents of Canada generally will not be subject to tax in Canada in respect of the sale of Shares or Warrants under the Offer where the Shares or Warrants, as the case may be, do not constitute taxable Canadian property, as defined in the Tax Act, to such non-resident Shareholders or Warrantholders, as the case may be.  Canadian residents who receive cash for their Shares or Warrants generally will realize a capital gain (or capital loss) to the extent that the cash received exceeds (or is less than) the total of the adjusted cost base of their Shares or Warrants, as the case may be, and reasonable disposition expenses.

Certain U.S. Federal Income Tax Considerations

Subject to the passive foreign investment company rules, a U.S. Holder (as defined below in ''Certain U.S. Federal Income Tax Considerations'') who sells Shares or Warrants in the Offer generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the cash received and the U.S. Holder's adjusted tax basis in the Shares or Warrants.

The foregoing is a brief summary of Certain Canadian and U.S. Federal Income Tax Considerations only.  Shareholders and Warrantholders are urged to read the information under ''Certain Canadian Federal Income Tax Considerations'' and ''Certain U.S. Federal Income Tax Considerations'' in the Circular and consult their own tax advisors to determine the particular tax consequences to them of a sale of Shares and Warrants pursuant to the Offer or a disposition of Shares pursuant to a Compulsory Acquisition or any Subsequent Share Acquisition Transaction or a disposition of Warrants pursuant to any Subsequent Warrant Acquisition Transaction.

Depositary and Information Agent

Computershare Investor Services Inc. is acting as Depositary under the Offer.  The Depositary will receive deposits of certificates for the Shares and Warrants and accompanying Letters of Transmittal at its offices in Toronto.  In addition, the Depositary will receive Notices of Guaranteed Delivery deposited under the Offer at its office in Toronto.  The duties of the Depositary also include making payment for all Shares and Warrants purchased by the Offeror under the Offer and the giving of certain notices, if required.

The Offeror has retained Georgeson Shareholder Communications Canada, Inc. to act as information agent for the Offer. The Information Agent may contact  Shareholders and Warrantholders by mail, telephone, facsimile or email and may also conduct personal interviews and may request that brokers, dealers, banks, trust companies and other intermediaries forward materials relating to the Offer to beneficial owners of Shares and Warrants.  No fee or commission will be payable by Shareholders or Warrantholders who transmit their Shares or Warrants, as applicable, directly to the Depositary to accept the Offer.  If a Shareholder or Warrantholder owns Shares or Warrants through a broker or other nominee and such broker or nominee deposits such Shares or Warrants on the holder's behalf, the broker or nominee may charge a fee for performing such service.

See ''Depositary and Information Agent'' in the Circular.

Financial Advisors, Dealer Manager and Soliciting Dealer Group

Lundin Mining has retained Haywood Securities Inc. (''Haywood Securities'') to act as its financial advisors in connection with the Offer. Haywood Securities has also been retained by Lundin Mining to serve as the Dealer Manager for the Offer, and Haywood Securities will form a soliciting dealer group consisting of members of the Investment Dealers Association of Canada and members of Canadian stock exchanges to solicit acceptances of the Offer in Canada.  Lundin Mining has agreed to pay to each member of the Soliciting Dealer Group, whose name appears in the appropriate space in the Letter of Transmittal accompanying a deposit of Shares and Warrants, a fee of $0.01 for each such Share and $0.005 for each such Warrant deposited and taken up by the Offeror under the Offer subject to limits on the amounts payable in respect of any single depositing Shareholder or Warrantholder.

Depositing Shareholders and Warrantholders will not be obligated to pay any brokerage fee or commission with respect to the purchase of Shares and Warrants by the Offeror pursuant to the Offer if they accept the Offer by depositing their Shares and Warrants directly with the Depositary or by utilizing the services of any member of the Soliciting Dealer Group to accept the Offers. If a depositing Shareholder or Warrantholder owns Shares or Warrants, as applicable, through a broker or other nominee and such broker or nominee deposits Shares or Warrants on the holder's behalf, the broker or nominee may charge a fee for performing this service. Except as set forth above, the Offeror will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Shares or Warrants pursuant to the Offer (other than to the Dealer Manager, the Soliciting Dealers and the Depositary).  See ''Financial Advisors, Dealer Manager and Soliciting Dealer Group'' in the Circular.

Legal Advisors

Lundin Mining and the Offeror have retained McCullough O'Connor Irwin LLP as their Canadian legal advisors in connection with the Offer.

OFFER

The accompanying Circular, Letter of Transmittal and Notice of Guaranteed Delivery which are incorporated into and form part of the Offer, contain important information that should be read carefully before making a decision with respect to the Offer.

April 20, 2007

TO:

RIO NARCEA SHAREHOLDERS AND WARRANTHOLDERS

1.

The Offer

The Offeror hereby offers to purchase, upon the terms and subject to the conditions hereinafter specified, all of the issued and outstanding Shares and Warrants, including Shares that are issued after the date of the Offer and prior to the Expiry Time on the exercise of Options and Warrants, on the basis of a cash payment of $5.00 for each Share and $1.04 for each Warrant, net to the Seller in cash, less any withholding taxes and without interest.

The Offer is made only for the Shares and Warrants and not for any Options or other rights to acquire Shares.  Any holder of Options who wishes to accept the Offer should, to the extent permitted by the terms thereof, exercise such Options and, if exercised other than pursuant to the Cashless Option Exercise, obtain a certificate representing the Shares thereby acquired and deposit those Shares in accordance with the Offer or under the Conditional Option Exercise.  See ''Options'' in the Circular.  Any such exercise must be sufficiently in advance of the Expiry Time to ensure that Shares will be available for deposit no later than the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, ''Manner of Acceptance – Procedure for Guaranteed Delivery''.

Shareholders and Warrantholders will not be obliged to pay brokerage fees or commissions if they accept the Offer by depositing their Shares or Warrants directly with the Depositary.  If a Shareholder or Warrantholder owns Shares or Warrants through a broker or other nominee and such broker or nominee deposits such Shares or Warrants on the holder's behalf, the broker or nominee may charge a fee for performing such service.  See ''Depositary and Information Agent'' in the Circular.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders or Warrantholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.

The accompanying Circular, Letter of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of this Offer and contain important information which should be read carefully before making a decision with respect to this Offer.

2.

Time for Acceptance

The Offer is open for acceptance for the period commencing on the date hereof and ended at 6:00 p.m. (Eastern time) on May 29, 2007, or until such later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, ''Extension and Variation of the Offer'', unless withdrawn by the Offeror.

3.

Manner of Acceptance

Letter of Transmittal

Shareholders and Warrantholders may accept the Offer by delivering the following materials to the Depositary (at one of the offices of the Depositary listed in the Letter of Transmittal), so as to be received by the Depositary not later than the Expiry Time:

(a)

the certificate or certificates representing the Shares or Warrants in respect of which the Offer is being accepted;

(b)

the Letter of Transmittal, or a facsimile copy of such manually executed Letter of Transmittal, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c)

any other documents required by the instructions set out in the Letter of Transmittal.

If the certificate or certificates representing Shares or Warrants are not available for deposit prior to the Expiry Time, Shareholders and Warrantholders may accept the Offer by complying with the procedure for guaranteed delivery set out below.

Except as otherwise provided in the instructions to the Letter of Transmittal, the signature on the Letter of Transmittal and, if necessary, on the Notice of Guaranteed Delivery, must be medallion guaranteed by an Eligible Institution.

If the Letter of Transmittal is executed by a person other than the registered holder(s) of the Shares or Warrants deposited therewith, and in certain other circumstances as set out in the Letter of Transmittal, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder(s). The signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as appearing on the certificate(s) and must be medallion guaranteed by an Eligible Institution.  The Offer will be accepted only if the Depositary has actually received these documents at or before the Expiry Time.

Procedure for Guaranteed Delivery

If a Shareholder or Warrantholder wishes to deposit Shares or Warrants pursuant to the Offer and either: (i) the certificate or certificates representing such Shares or Warrants are not immediately available; or (ii) such Shareholder or Warrantholder cannot deliver the certificate or certificates representing such Shares or Warrants and all other required documents to the Depositary prior to the Expiry Time, such Shares and Warrants may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a)

such deposit is made by or through an Eligible Institution;

(b)

a properly completed and duly executed Notice of Guaranteed Delivery, or an executed facsimile thereof, is received by the Depositary at its office in Toronto, as set out in the Notice of Guaranteed Delivery, prior to the Expiry Time; and

(c)

the certificate or certificates representing deposited Shares or Warrants (in proper form for transfer), together with a properly completed and duly executed Letter of Transmittal, or a manually executed facsimile thereof, covering the Shares or Warrants (as applicable) and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in Toronto (as set out in the Letter of Transmittal) at or before 6:00 p.m. (Eastern time) on the third trading day (on the TSX) after the Expiry Date.

The Notice of Guaranteed Delivery must be delivered by hand, courier, facsimile or mail to the Depositary so as to be received by the Depositary at its office in Toronto prior to the Expiry Time and must include a signature medallion guaranteed by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery.  Delivery to any office other than the Toronto office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

General

In all cases, payment for Shares and Warrants deposited and taken up by the Offeror pursuant to the Offer will be made only after timely receipt by the Depositary of certificates representing the Shares or Warrants (as applicable) together with a properly completed and duly executed Letter of Transmittal, or a manually executed facsimile thereof, covering such Shares or Warrants and any other required documents, with signatures medallion guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal.

The method of delivery of the Letter of Transmittal, any certificates representing the Shares and Warrants and all other required documents is at the option and risk of the person depositing the same.  The Offeror recommends that such documents be delivered by hand to the Depositary and a receipt obtained.  If such documents are mailed, the Offeror recommends that registered mail with return receipt requested be used and that proper insurance be obtained.

Delivery will only be effective upon actual receipt by the Depositary.  Shareholders and Warrantholders whose Shares and Warrants are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other intermediary for assistance in depositing their Shares and Warrants.

Except as otherwise provided herein or in the Support Agreement, the Offer will be deemed to have been accepted when the Depositary has actually received certificates in respect of tendered Shares or Warrants (as applicable) and the related Letter of Transmittal duly completed and executed on or before the Expiry Time.  An executed Letter of Transmittal irrevocably constitutes and appoints any officer of the Offeror, and each of them, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of such Shareholder or Warrantholder with respect to the Shares and Warrants deposited under such Letter of Transmittal that are taken up and paid for under the Offer (the ''Purchased Securities'') and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after the date of the Offer (collectively, the ''Other Securities''), effective on and after the date that the Offeror takes up and pays for the Purchased Securities (the ''Effective Date''), with full power of substitution, in the name and on behalf of such Shareholder or Warrantholder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Purchased Securities and any Other Securities on the appropriate register of holders maintained by Rio Narcea; and (b) except as otherwise may be agreed, to exercise any and all of the rights of the holder of the Purchased Securities and Other Securities including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities and Other Securities, revoke any such instrument, authorization or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of such Shareholder or Warrantholder in respect of such Purchased Securities and Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Rio Narcea, and to execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Securities and Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Securities and Other Securities, all as set forth in the Letter of Transmittal.

Furthermore, a holder of Purchased Securities or Other Securities who executes a Letter of Transmittal agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities or Other Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Rio Narcea and, except as may otherwise be agreed, not to exercise any of the other rights or privileges attached to the Purchased Securities or Other Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities or Other Securities and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or proxy nominee or nominees of the holder of the Purchased Securities or Other Securities.  Upon such appointment, all prior proxies given by the holder of such Purchased Securities or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such holder with respect thereto.

A holder of Purchased Securities or Other Securities who executes a Letter of Transmittal covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities and Other Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder.

The deposit of Shares and Warrants pursuant to the procedures herein described will constitute a binding agreement between the depositing Shareholder or Warrantholder (as applicable) and the Offeror upon the terms and subject to the conditions of the Offer, including the depositing holder's representation and warranty that: (i) the person signing the Letter of Transmittal has full power and authority to deposit, sell, assign and transfer the Shares and Warrants being deposited (and any Other Securities) and that such Shares and Warrants have not been sold, assigned or transferred nor has any agreement been entered into to sell, assign or transfer any of such Shares or Warrants (or Other Securities) to any other person; (ii) the signatory or the person on whose behalf the deposited Shares and Warrants (and any Other Securities) are being deposited owns the Shares and Warrants being deposited (and any Other Securities); (iii) the deposit of such Shares and Warrants (and any Other Securities) complies with applicable securities laws; and (iv) when such Shares and Warrants are taken up and paid for by the Offeror, the Offeror will acquire good title thereto (and to any Other Securities) free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Shares or Warrants deposited pursuant to the Offer will be determined by the Offeror in its sole discretion.  Depositing Shareholders and Warrantholders agree that all such determinations shall be final and binding.  The Offeror reserves the absolute right to reject any and all deposits that it determines not to be in a proper form or which, in the opinion of its counsel, the Offeror is not legally permitted to accept under the Laws of any applicable jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Shares and Warrants.  There shall be no duty or obligation on the Offeror, the Depositary, the Information Agent or any other person acting on behalf of the Offeror to give notice of any defect or irregularity in any deposit of Shares or Warrants and no liability shall be incurred by any of them for failure to give any such notice.  The Offeror's interpretation of the terms and conditions of the Offer (including the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery) shall be final and binding.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than those set out above.

4.

Conditions of the Offer

Notwithstanding any other provision of the Offer, but subject to the provisions of the Support Agreement and applicable Law, the Offeror shall have the right to withdraw or terminate the Offer and not take up and pay for any Shares or Warrants deposited under the Offer, or to extend the period of time during which the Offer is open and postpone taking up and paying for any Shares and Warrants deposited under the Offer, unless each of the following conditions have been satisfied or have been waived by the Offeror at or prior to the Expiry Time:

(a)

there shall have been validly deposited under the Offer and not withdrawn at least 66⅔% of the outstanding Shares (calculated on a fully-diluted basis) (the ''Minimum Condition'');

(b)

all requisite government and Regulatory Approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions (including, among others, those of any stock exchanges or other securities authorities) that are, as determined by Offeror, acting reasonably, necessary or advisable to complete the Offer, or any Contemplated Transaction shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to Offeror, acting reasonably;

(c)

the Support Agreement shall not have been terminated by Rio Narcea or by Lundin Mining in accordance with its terms;

(d)

the Offeror shall have determined, acting reasonably, that: (i) no act, action, suit or proceeding shall have been taken or threatened in writing before or by any Governmental Entity or by an elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) whether or not having the force of Law; and (ii) no Law, regulation or policy shall exist or have been proposed, enacted, entered, promulgated or applied, in either case:

(i)

to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Shares, the right of the Offeror to own or exercise full rights of ownership of the Shares;

(ii)

which, if the Offer (or any Contemplated Transaction) were consummated, would reasonably be expected to have a material adverse effect in respect of Rio Narcea or Lundin Mining; or

(iii)

which would materially and adversely affect the ability of the Offeror to proceed with the Offer (or any Contemplated Transaction) and/or take up and pay for any Shares deposited under the Offer;

(e)

the Offeror shall have determined, acting reasonably, that there shall not exist any prohibition at Law against the Offeror making or maintaining the Offer or taking up and paying for any Shares deposited under the Offer or completing a Contemplated Transaction;

(f)

the Offeror shall have determined, acting reasonably, that there shall not exist or have occurred (or, if there does exist or shall have occurred prior to the commencement of the Offer, there shall not have been disclosed, generally or to Lundin Mining or the Offeror in writing on or before the execution and delivery of the Support Agreement) any change (or any condition, event or development involving a prospective change) in the business, properties, assets, liabilities (including contingent liabilities that may arise through outstanding, pending or threatened litigation), capitalization, condition (financial or otherwise), operations, results of operations, prospects, claims, rights or privileges (whether contractual or otherwise) of Rio Narcea or any of its subsidiaries which, when considered either individually or in the aggregate, has resulted or would reasonably be expected to result in a material adverse effect in respect of Rio Narcea;

(g)

the representations and warranties made by Rio Narcea in the Support Agreement shall be true and correct at and as of the Expiry Time, as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time) without giving effect to, applying or taking into consideration any materiality or material adverse effect qualification already contained within such representations and warranties, except where such inaccuracies in the representations and warranties individually or in the aggregate, would not reasonably be expected to have a material adverse effect in respect of Rio Narcea or materially and adversely affect the ability of the Offeror to effect any Contemplated Transaction or, if the Contemplated Transactions were consummated, would not reasonably be expected to have a material adverse effect in respect of Rio Narcea or Lundin Mining;

(h)

the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of Rio Narcea with any securities commission or similar securities regulatory authority in any of the provinces or territories of Canada, or elsewhere, which the Offeror shall have determined in its reasonable judgment constitutes a material adverse effect with respect to Rio Narcea; and

(i)

the Offeror shall have determined, acting reasonably, that there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence, or any Law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever, that materially adversely affects or involves, or could reasonably be expected to materially adversely affect or involve, the financial, banking or capital markets generally.

There is no condition that a minimum number of Warrants be deposited before the Offeror is obligated to take up and pay for Warrants deposited pursuant to the Offer. Accordingly, provided all other conditions to the Offer are satisfied or waived at or prior to the Expiry Time, the Offeror will take up and pay for all Warrants properly deposited under the Offer (and not withdrawn).

The foregoing conditions are for the exclusive benefit of the Offeror.  The Offeror may assert any of the foregoing conditions at any time, both before and after the Expiry Time, regardless of the circumstances giving rise to such assertion (including any action or inaction of the Offeror).  The Offeror may waive any of the foregoing conditions, in whole or in part at any time and from time to time, both before and after the Expiry Time, in its discretion (but subject to the Support Agreement), without prejudice to any other rights that the Offeror may have.

The failure by the Offeror at any time to exercise or assert any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be exercised or asserted at any time and from time to time. Any determination by the Offeror concerning the conditions or events described in this Section 4 will be final and binding upon Rio Narcea and all Shareholders and Warrantholders.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon the Offeror providing written notice (or other communication confirmed in writing) to that effect to the Depositary at its office in Toronto, Ontario. The Offeror, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal and shall cause the Depositary, if required by Law, as soon as practicable thereafter, to notify the Shareholders and Warrantholders in the manner set out in Section 11 of the Offer, ''Notice and Delivery'' and provide a copy of such notice to the TSX.  If the Offer is withdrawn, the Offeror shall not be obligated to take up and pay for any Shares or Warrants deposited under such Offer and all certificates for deposited Shares, Warrants, Letters of Transmittal, Notices of Guaranteed Delivery and related documents will be promptly returned to the persons by whom they were deposited, at the Offeror's expense.

5.

Extension and Variation of the Offer

The Offer is open for acceptance until, but not after, the Expiry Time, subject to extension or variation in the Offeror's sole discretion as permitted by the Support Agreement, unless withdrawn by the Offeror.

Subject to the Support Agreement and applicable Law, the Offeror reserves the right, in its sole discretion, to extend the Offer one or more times to a date or dates no later than 90 days following the date of this Offer if the conditions thereto set out in Section 4 of the Offer are not satisfied at the date and time at which the Offer would otherwise expire in accordance with its terms or if such conditions are satisfied or waived at or prior to the time set for expiry of the Offer and the Offeror has, to the extent legally permitted, concurrently with or before such extension taken up and paid for all Shares and Warrants then validly tendered (and not properly withdrawn) pursuant to the Offer.  In the event that any condition, including without limitation, any required Regulatory Approval, is not obtained prior to the time that the Offer is scheduled to terminate, unless such approval has been denied, the Offeror may (but is not obligated to) extend the Offer for a period of not less than 10 days past the Initial Expiry Time pending receipt of such approval.  In each such case the Offeror shall provide written notice (or other communication confirmed in writing) of such extension or variation to the Depositary at its principal office in Toronto, Ontario.  The Offeror will, forthwith after giving any such notice or communication, make a public announcement of the extension or variation, and will cause the Depositary (as soon as practicable thereafter) to provide a copy of such notice or communication, in the manner set out in Section 11 of the Offer, ''Notice and Delivery'', to all Shareholders and Warrantholders whose Shares and Warrants, respectively, have not been taken up prior to the extension or variation and to the TSX.  Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered (or otherwise communicated in writing) to the Depositary at its office in Toronto, Ontario.

Notwithstanding the foregoing, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, excluding those waived by the Offeror, have been fulfilled or complied with, unless the Offeror, to the extent it is legally permitted to do so, first takes-up all of the Shares and Warrants deposited under the Offer and not withdrawn.

Where the terms of the Offer are varied, the Offer shall not expire before 10 days after the notice of variation in respect of such variation has been given to Shareholders and Warrantholders unless otherwise permitted by applicable Law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable courts or Canadian securities regulatory authorities.

During any such extension or in the event of any variation, all Shares and Warrants previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms of the Offer, subject to Section 7 of the Offer, ''Withdrawal of Deposited Shares and Warrants''.  An extension of the Expiry Time or a variation of the Offer will not constitute a waiver by the Offeror of its rights under Section 4 of the Offer, ''Conditions of the Offer''.  If, prior to the Expiry Time, the Offeror, in its sole discretion, increases the consideration being offered for the Shares or Warrants under the Offer, the increased consideration will be paid to all depositing Shareholders or Warrantholders, as applicable, whose Shares or Warrants, respectively, are taken up under the Offer.

6.

Take-up and Payment for Deposited Shares and Warrants

If all the conditions of the Offer (including those referred to in Section 4 of the Offer ''Conditions of the Offer''), are satisfied or waived by the Offeror, the Offeror will (unless it shall have withdrawn or terminated the Offer) become obligated to take up the Shares and Warrants validly deposited and not withdrawn under the Offer not later than 10 days after the Expiry Date.  Any Shares and Warrants taken up will be paid for as soon as possible, and in any event not more than three Business Days after they are taken up.  In accordance with applicable Law, any Shares and Warrants deposited under the Offer after the first date on which Shares and Warrants have been taken up by the Offeror are required to be paid for within three Business Days of being taken up and in any event must be taken up and paid for within 10 days of such deposit.

Subject to applicable Law, the Offeror expressly reserves the right, in its sole discretion, to delay taking up or paying for any Shares or Warrants or to terminate the Offer and not take up or pay for any Shares or Warrants if any condition specified in Section 4 of the Offer, ''Conditions of the Offer'', is not satisfied or waived by the Offeror, in whole or in part, by giving written notice thereof (or other communication confirmed in writing) to the Depositary at its office in Toronto, Ontario.  The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Shares and Warrants in order to comply, in whole or in part, with any applicable Law, including, without limitation, such period of time as may be necessary to obtain any necessary Regulatory Approval or clearances.  The Offeror will not, however, take up any Shares or Warrants deposited under the Offer unless it simultaneously takes up all Shares and Warrants then validly deposited under the Offer.  The Offeror will be deemed to have taken up and accepted for payment the Shares and Warrants validly deposited and not properly withdrawn pursuant to the Offer if, as and when the Offeror gives written notice (or other communication confirmed in writing) to the Depositary at its office in Toronto, Ontario, of the Offeror's acceptance for payment of such Shares and Warrants pursuant to the Offer.

The Offeror will pay for the Shares and Warrants validly deposited under the Offer (and not withdrawn) by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) on the basis set out in Section 1 of the Offer, ''The Offer'', for delivery to depositing Shareholders and Warrantholders (or as otherwise directed in the applicable Letter of Transmittal).

Under no circumstances will interest accrue or be paid by the Offeror or the Depositary on the purchase price of Shares or Warrants purchased by the Offeror to persons depositing Shares and Warrants, regardless of any delay in making such payment.  No additional amount will be paid by the Offeror or the Depositary in respect of accrued and unpaid dividends on Shares.

The Depositary will act as the agent of persons who have deposited Shares and Warrants in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by the Shareholders and Warrantholders who have deposited and not withdrawn their Shares and Warrants, respectively, pursuant to the Offer.

Settlement with each Shareholder and Warrantholder who has validly deposited and not withdrawn Shares and Warrants, respectively, under the Offer will be made by the Depositary issuing or causing to be issued a cheque payable in Canadian funds to which a person depositing Shares or Warrants, as applicable, is entitled. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the cheque will be issued in the name of the registered holder of the Shares or Warrants deposited.  Unless the person depositing the Shares or Warrants instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, cheques will be forwarded by first class insured mail postage pre-paid to such person at the address specified in the Letter of Transmittal.  If no such address is specified, cheques will be forwarded to the address of the Shareholder or Warrantholder as shown on the registers of securityholders maintained by the Depositary.  Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.  Pursuant to applicable Law, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder or Warrantholder.

If any deposited Shares or Warrants are not accepted for payment pursuant to the Offer for any reason, or if certificates are submitted for more Shares or Warrants than the Shareholder or Warrantholder wishes to deposit, a certificate for Shares or Warrants not purchased will be returned, without expense, to the depositing Shareholder or Warrantholder, as applicable, as soon as practicable following the Expiry Time or withdrawal or early termination of the Offer.

Shareholders and Warrantholders will not be obligated to pay any brokerage fees or commissions if they accept the Offer by depositing their Shares and Warrants directly with the Depositary to accept the Offer.  See ''Depositary and Information Agent'' in the Circular. If a Shareholder or Warrantholder owns Shares or Warrants through a broker or other nominee and such broker or nominee deposits Shares or Warrants on the holder's behalf, the broker or nominee may charge a fee for performing such service.

7.

Withdrawal of Deposited Shares and Warrants

All deposits of Shares and Warrants pursuant to the Offer are irrevocable, provided that any Shares or Warrants deposited in acceptance of the Offer may, subject to applicable Law, be withdrawn by or on behalf of the depositing holder:

(a)

at any time before the Shares or Warrants have been taken up by the Offeror pursuant to the Offer;

(b)

if the Shares or Warrants have not been paid for by the Offeror within three Business Days after having been taken up;

(c)

at any time before the expiration of 10 days from the date upon which either:

(i)

a notice of change relating to a change in the information contained in the Offer, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder or Warrantholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror), in the event that such change occurs at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)

a notice of variation concerning a variation in the terms of the Offer (other than (1) a variation consisting solely of an increase in the consideration offered for the Shares or Warrants where the Expiry Time is not extended for more than 10 days or (2) a variation consisting solely of the waiver of a condition of the Offer);

is mailed, delivered, or otherwise properly communicated, but subject to abridgment of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such Shares or Warrants deposited under the Offer have not been taken up by the Offeror at the date of the notice.

In order for any withdrawal to be effective, notice of withdrawal must be in writing, and must be actually received by the Depositary at the place of deposit of the applicable Shares or Warrants (or Notice of Guaranteed Delivery in respect thereof) within the period permitted for withdrawal.  Any such notice of withdrawal must: (i) be made by a method, including facsimile, that provides the Depositary with a written or printed copy; (ii) be signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Shares or Warrants to be withdrawn (or Notice of Guaranteed Delivery in respect thereof); and (iii) specify such person's name, the number of Shares or Warrants to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Shares or Warrants to be withdrawn.  Any signature on a notice of withdrawal must be medallion guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out in such letter), except in the case of Shares or Warrants deposited for the account of an Eligible Institution. The withdrawal shall take effect upon receipt of the properly completed and executed written notice by the Depositary.

All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by the Offeror, in its sole discretion, and such determination shall be final and binding.  There shall be no duty or obligation on the Offeror, the Depositary, the Information Agent or any other person acting on behalf of the Offeror to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice.

If the Offeror extends the Offer, is delayed in taking up or paying for Shares and Warrants or is unable to take up or pay for Shares and Warrants for any reason, then, without prejudice to the Offeror's other rights, Shares and Warrants deposited under the Offer may be retained by the Depositary on behalf of the Offeror, subject to the depositing holder's right of withdrawal as set out under this Section 7 of the Offer, or pursuant to applicable Law.

Withdrawals may not be rescinded and any Shares or Warrants withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited prior to the Expiry Time by following any of the applicable procedures described in Section 3 of the Offer, ''Manner of Acceptance''.

In addition to the foregoing rights of withdrawal, Shareholders and Warrantholders in certain Provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See ''Statutory Rights'' in the Circular.

Notwithstanding the foregoing provisions of this Section 7, the rights of withdrawal of Shares deposited under the Offer by the Locked-Up Shareholders are subject to the Lock-Up Agreement.

8.

Return of Deposited Shares and Warrants

If any deposited Shares or Warrants are not taken up and paid for by the Offeror under the Offer for any reason whatsoever, or if certificates are submitted by a Shareholder or Warrantholder for more Shares or Warrants, respectively, than are deposited under the Offer, certificates for such Shares or Warrants not taken up and paid for or not deposited will be returned at the expense of the Offeror by either sending new certificates representing Shares and Warrants not purchased or returning the deposited certificates and other relevant documents.  The certificates and other relevant documents will be forwarded by first class mail in the name of and to the address of the Shareholder or Warrantholder specified in the Letter of Transmittal or, if no such name or address is so specified, then in such name and to such address of the Shareholder or Warrantholder as is shown on the registers maintained on behalf of Rio Narcea by the registrar and transfer agent of the Shares and Warrants, as soon as practicable following the Expiry Time or withdrawal or termination of the Offer, as applicable.

9.

Changes in Capitalization, Distributions and Liens

If, on or after the date of the Offer, Rio Narcea subdivides, consolidates or otherwise changes any of the Shares or its capitalization, or discloses that it has taken or intends to take any such action, the Offeror may, in its sole discretion, and without prejudice to its rights under Section 4, ''Conditions of the Offer'', make such adjustments as it considers appropriate to the terms of the Offer (including decreasing the consideration per Share) to reflect such subdivision, consolidation or other change; provided, however, that the Offeror will not, without the prior written consent of Rio Narcea: (i) increase the Minimum Condition, (ii) impose additional conditions to the Offer, (iii) decrease the consideration per Share or Warrant, (iv) decrease the number of Shares in respect of which the Offer is made, (v) change the consideration payable under the Offer (other than to increase the total consideration per Share or per Warrant and/or add additional consideration or consideration alternatives in addition to the cash consideration) or (vi) otherwise vary the Offer or any terms or conditions thereof (which for greater certainty does not include a waiver of a condition) in a manner which is adverse to the Shareholders or Warrantholders.

Shares and Warrants acquired pursuant to the Offer shall be transferred by the Shareholder or Warrantholder, as applicable, and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests that may be declared, paid, issued, distributed, made or transferred on or in respect of the Shares or Warrants on or after the date of the Offer.  If, on or after the date of the Offer, Rio Narcea should declare or pay any cash dividend or stock dividend or make any other distribution on, or issue any rights with respect to, any of the Shares or Warrants, which is or are payable or distributable to the Shareholders or Warrantholders of record on a record date that is prior to the date of transfer of such Shares and Warrants into the name of the Offeror (or its nominees or transferees) on the registers maintained on behalf of Rio Narcea, then, following acceptance thereof for purchase pursuant to the Offer, the whole of any such dividend, distribution, payment, share, right, asset or other interest will be received and held by the depositing holder for the account of the Offeror and shall be promptly remitted and transferred by or on behalf of the depositing holder to the Depositary for the account of the Offeror, accompanied by appropriate transfer documentation. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, share, right, asset or other interest, and may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

10.

Mail Service Interruption

Notwithstanding the other provisions of the Offer, the Circular or any Letter of Transmittal or Notice of Guaranteed Delivery, cheques issued in payment for Shares and Warrants purchased under the Offer and certificates representing Shares and Warrants (and any related materials) to be returned will not be mailed if the Offeror determines that delivery thereof by mail may be delayed.  Persons entitled to receive a cheque and any other relevant documents that are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the applicable certificates representing Shares or Warrants were deposited, upon application to the Depositary, until such time as the Offeror has determined that delivery by mail will no longer be delayed.  The Offeror shall provide notice of any such determination not to mail as soon as reasonably practicable after the making of such determination and in accordance with Section 11 of the Offer, ''Notice and Delivery''.  As provided in Section 6 of the Offer, ''Take-up and Payment for Deposited Shares and Warrants'', the delivery by the Offeror to the Depositary of an irrevocable instruction to effect payment for Shares and Warrants taken up under the Offer shall constitute delivery to the persons entitled thereto and the Shares and Warrants shall be deemed to have been paid for upon delivery of such irrevocable instruction.

11.

Notice and Delivery

Without limiting any other lawful means of giving notice, any notice that may be given or caused to be given by the Offeror or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders and Warrantholders at their addresses as shown on the registers maintained by or on behalf of Rio Narcea and will be deemed to have been received on the first day following the date of mailing that is a Business Day.  These provisions apply notwithstanding any accidental omission to give notice to any one or more of the Shareholders or Warrantholders and notwithstanding any interruption of postal service in Canada or elsewhere following mailing. In the event of any interruption of postal service following mailing, the Offeror intends to make reasonable efforts to disseminate any required notices by other means, such as publication. Except as otherwise required or permitted by Law, if post offices in Canada or elsewhere are not open for the deposit of mail or there is reason to believe there is or could be a disruption in all or part of the postal service, any notice that the Offeror or the Depositary may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by Shareholders and Warrantholders if: (i) it is given to the TSX for dissemination through its facilities; (ii) it is published once in the National Edition of The Globe and Mail and any other daily newspaper of general circulation published in the cities of Toronto and Vancouver, provided that if the National Edition of The Globe and Mail is not being generally circulated, publication thereof shall be made in The National Post or any other daily newspaper of general circulation published in the cities of Toronto and Vancouver; and (iii) it is provided to CCN Matthews for distribution.

Wherever the Offer calls for documents to be delivered to the Depositary by or on behalf of Shareholders and Warrantholders, such documents will not be considered delivered unless and until they have been physically received at the address listed for the Depositary in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

This document does not constitute an offer or a solicitation in any jurisdiction in which such an offer or solicitation would not be in compliance with the laws of such jurisdiction. The Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders and Warrantholders not resident in Canada.

12.

Acquisition of Shares and Warrants Not Deposited

If the Offeror takes up and pays for Shares deposited pursuant to the Offer and acquires not less than 90% of the outstanding Shares, the Offeror intends, to the extent possible, to acquire, directly or indirectly, all of the remaining Shares not deposited under the Offer by means of a Compulsory Acquisition.  If the Offeror takes up and pays for Shares validly deposited under the Offer and acquires less than 90% of the outstanding Shares or the Compulsory Acquisition procedures are otherwise unavailable, the Offeror intends to consider other means of acquiring all of the Shares available in accordance with applicable Laws, including by means of a Subsequent Share Acquisition Transaction.  The Offeror also intends to seek to acquire any remaining Warrants not deposited under the Offer pursuant to a Subsequent Warrant Acquisition Transaction.  See ''Acquisition of Shares and Warrants Not Deposited'' in the Circular.

13.

Market Purchases and Sales of Shares and Warrants

To the extent permitted by Law, the Offeror reserves the right to, and may, acquire (or cause an affiliate to acquire) Shares or Warrants by making purchases through the facilities of the TSX at any time and from time to time prior to the Expiry Time.  In no event will the Offeror make any such purchases of Shares or Warrants through the facilities of the TSX before the third Business Day following the date of the Offer.  If the Offeror should acquire Shares by making purchases through the facilities of the TSX during the Offer Period, the Shares so purchased shall be counted in any determination as to whether the Minimum Condition has been satisfied.  The aggregate number of Shares and Warrants acquired by the Offeror through the facilities of the TSX during the Offer Period shall not exceed 5% of the outstanding Shares as of the date of the Offer and the Offeror will issue and file a press release containing the information prescribed by Law after the close of business of the TSX on each day on which such Shares or Warrants have been purchased.

Although the Offeror has no present intention to sell Shares or Warrants taken up under the Offer, it reserves the right to make or enter into an arrangement, commitment or understanding at or prior to the Expiry Time to sell any of such Shares or Warrants after the Expiry Time, subject to compliance with applicable Law.

14.

Other Terms of the Offer

The provisions of the Circular, Letter of Transmittal and the Notice of Guaranteed Delivery, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer and should be read carefully before making a decision with respect to the Offer.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Ontario and all laws of Canada applicable therein.  Each party to an agreement resulting from the acceptance of this Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario and the courts of appeal therefrom.

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of the Offeror other than as contained in this Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery and, if given or made, such information or representation must not be relied upon as having been authorized.  No broker, dealer or other person shall be deemed to be the agent of the Offeror, the Depositary or the Information Agent for the purposes of the Offer.  In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction.

The Offeror shall, in its sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of this Offer and any withdrawals of Shares or Warrants, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Shares or Warrants or notice of withdrawal of Shares or Warrants, and the due completion and execution of any Letters of Transmittal and Notices of Guaranteed Delivery.  The Offeror reserves the right to waive any defect in acceptance of the Offer with respect to any particular Share or Warrant or any particular Shareholder or Warrantholder.  There shall be no obligation on the Offeror, the Depositary or the Information Agent to give notice of any defects or irregularities in acceptance of the Offer and no liability shall be incurred by any of them for failure to give any such notification.

The Offer is not being made to, nor will deposits be accepted from or on behalf of Shareholders or Warrantholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders or Warrantholders in any such jurisdiction.

The Offer and the accompanying Circular and the other documents referred to above constitute the take-over bid circular required under the Canadian provincial securities legislation with respect to the Offer.

Dated this 20th day of April, 2007.

0766284 B.C. LTD.

by:	(signed) Karl-Axel Waplan
Karl-Axel Waplan Director
LUNDIN MINING CORPORATION
by:	(signed) Colin K. Benner
Colin K. Benner Vice Chairman and Director

CIRCULAR

This Circular accompanies the Offer to purchase all of the issued and outstanding Shares and Warrants.  The terms, conditions and provisions of the accompanying Offer, Letter of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of the Circular.  Terms that are defined in the Offer shall, where used in this Circular, have the meanings so defined.

Except as specifically disclosed herein, the information concerning Rio Narcea contained in the Circular has been supplied by Rio Narcea or has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources.  Although the Offeror has no knowledge that would indicate that any statements contained herein based on information contained in such documents and records are inaccurate or incomplete, the Offeror does not assume any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by Rio Narcea to publicly disclose events or facts that may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror.

PURPOSE OF THE OFFER AND PLANS FOR RIO NARCEA

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Shares and all of the outstanding Warrants.

If the Offeror takes up and pays for Shares deposited pursuant to the Offer, the Offeror intends to seek to acquire, directly or indirectly, all of the remaining Shares not deposited under the Offer by means of a Compulsory Acquisition, if available, or, if necessary or desirable, to acquire such remaining Shares pursuant to a Subsequent Share Acquisition Transaction.  The Offeror also intends to seek to acquire any remaining Warrants not deposited under the Offer pursuant to a Subsequent Warrant Acquisition Transaction.  See ''Acquisition of Shares and Warrants Not Deposited'' in the Circular.

If the Offer is successful, it is expected that certain changes will be made to the composition of the board of directors of Rio Narcea to allow nominees of Lundin Mining to comprise the entire board of directors of Rio Narcea.  If Rio Narcea becomes a wholly-owned subsidiary of the Offeror, Lundin Mining may continue to operate Rio Narcea as a wholly-owned indirect subsidiary or Rio Narcea may be amalgamated with, or wound-up into, the Offeror or another affiliate of Lundin Mining, or Rio Narcea's assets may otherwise be combined with Lundin Mining's assets.

If permitted by applicable Law, subsequent to the completion of the Offer, any Compulsory Acquisition or any Subsequent Share Acquisition Transaction with respect to the Shares, and any Subsequent Warrant Acquisition Transaction with respect to the Warrants, the Offeror intends to delist the Shares and Warrants from the TSX and AMEX and cause Rio Narcea to cease to be a reporting issuer under applicable securities Laws in Canada and the United States.

Lundin Mining has entered into an option agreement dated April 3, 2007 with Red Back pursuant to which Lundin Mining has granted Red Back the option, subject to certain conditions, including that Lundin Mining acquires not less than 50.1% of the Shares of Rio Narcea on a non-diluted basis, to acquire a 100% interest in Rio Narcea's Tasiast gold project in Mauritania, West Africa.  In consideration for the 100% interest in the Tasiast gold project, Red Back will pay Lundin Mining US$225 million in cash and assume US$42.5 million in debt related to the Tasiast project.

THE OFFEROR AND LUNDIN MINING

The Offeror, an indirect wholly-owned subsidiary of Lundin Mining, was incorporated under the Business Corporations Act (British Columbia) on August 16, 2006.  Since that date, it has not otherwise carried on any activities other than those incidental to its formation and the making of the Offer.  The registered office of the Offeror is located at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4.

Lundin Mining is a company amalgamated under the laws of Canada, with its principal business office located at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8.  Lundin Mining also maintains an office at Hovslagargatan 5, Third Floor, 111 48, Stockholm, Sweden for the purposes of running its foreign mining activities.

Lundin Mining is a holding company that, through its subsidiaries, is engaged in the acquisition, exploration, development and mining of base metal deposits internationally.  In addition to having made a strategic investment in a number of mining, exploration and development companies and holding an interest in several exploration projects worldwide, Lundin currently owns, indirectly, four producing mines:  the Neves-Corvo copper mine in Portugal, the Zinkgruvan zinc, lead and silver mine and the Storliden zinc/copper mine in Sweden and the Galmoy zinc/lead mine in Ireland.  Lundin expects a fifth mine, the Aljustral mine in Portugal, to be brought into production in autumn 2007.  Lundin also holds a 49% stake in one of the world's largest zinc projects – Ozernoe, located in the Republic of Buryatia in the Russian Federation.

The common shares of Lundin Mining are listed for trading on the TSX under the symbol ''LUN'' and AMEX under the symbol ''LMC'', and its Swedish Depositary Receipts trade on the Stockholm Stock Exchange under the symbol ''LUMI''.

RIO NARCEA

Rio Narcea was incorporated under the CBCA on February 22, 1994.  Its registered office is located at Scotia Plaza, Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2.  Its principal operations office is at c/ Secundino Roces Riera, 3-2°, Centro de Empresas Asipo I, 33428 Cayés-Llanera, Asturias, Spain.

Rio Narcea is engaged in the acquisition, exploration, development and operation of base and precious metal properties in Spain, Portugal and Mauritania.  It currently produces nickel and copper at is Aguablanca mine in southern Spain and is completing construction of the Tasiast gold project in Mauritania.

The Shares are listed and posted for trading on the TSX under the symbol ''RNG'' and on AMEX under the symbol ''RNO''.  The Warrants are posted for trading on the TSX under the symbol ''RNG.WT''.

Rio Narcea is subject to the information and reporting requirements of the CBCA, the securities laws of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, the U.S. Federal securities laws, and the rules, policies and regulations of the TSX and AMEX.  In accordance therewith, Rio Narcea is required to file reports and other information with certain securities regulatory authorities in Canada and the U.S. and with the TSX and AMEX relating to its business, financial statements and other matters. Information as of particular dates concerning Rio Narcea's directors and officers, their remuneration, stock options granted to them, the principal holders of the Shares and any material interests of such persons in transactions with Rio Narcea and other matters is required to be disclosed in proxy statements distributed to Shareholders and filed with certain of such securities regulatory authorities and the TSX and AMEX and may be inspected or through the facilities of such securities regulatory authorities, at www.sedar.com and www.sec.gov.

See ''Certain Additional Information Concerning Rio Narcea'' below.

BACKGROUND TO AND REASONS FOR THE OFFER

In December 2005, Lundin Mining had expressed an interest in a possible acquisition of Rio Narcea.  The parties executed a confidentiality agreement and Lundin undertook a limited amount of due diligence however no further discussions took place between the parties until recently.

During the early part of February 2007 several Lundin Mining management personnel revisited the possibility of an acquisition of Rio Narcea based on public information.  The internal study concluded that it warranted revisiting the possible acquisition of Rio Narcea. Lundin Mining solicited the opinion of a third party which confirmed the initial conclusion.

On February 26 and 27, 2007 the Chairmen of the respective companies met and Mr. Lundin indicated that Lundin Mining may be prepared to make a cash offer for all of the common shares of Rio Narcea subject to certain conditions.

Mr. von Christierson reported on his meeting with Mr. Lundin in late February 2007 to members of the Rio Narcea Board.  In early March 2007, BMO Capital Markets was engaged as a financial advisor to assist the Rio Narcea Board in determining whether to respond to this preliminary proposal.  Rio Narcea also engaged Fraser Milner Casgrain LLP as its legal advisor in connection with this matter.

On March 15, 2007 the Rio Narcea Board, members of management and its financial and legal advisors met in Madrid, Spain for a regularly scheduled Board meeting.  As a result of that meeting Mr. von Christierson reported to Mr. Lundin that the Rio Narcea Board and management were prepared to allow further due diligence by Lundin management and the parties signed a Confidentiality Agreement dated March 6, 2007.  Lundin Mining conducted due diligence on the business, assets and financial condition of Rio Narcea over a period of ten days which included site visits to Rio Narcea's principal operations as well as off site legal due diligence and financial due diligence.

On March 25, 2007 an informal meeting of Lundin Mining personnel and some Directors was held with the Chairman, Vice Chairman and CEO, Project Mining Analyst, Manager of Corporate Development, Corporate Secretary and outside counsel who assembled to receive an update on the progress of the Rio Narcea review.  This was conducted in order to prepare the Chairman of Lundin Mining for possible subsequent meetings with the Chairman of Rio Narcea.  It was concluded that negotiations were warranted albeit the results would be subject to a number of approvals not the least of which was that of the Board of Directors of Lundin Mining and completion of the due diligence.

On March 26 and 27, 2007 Messrs. Lundin and von Christierson met in London, U.K.  Mr Lundin advised Mr. von Christierson that he was prepared to recommend an offer be made at $4.70 per Rio Narcea Share on terms to be outlined in a support agreement providing for a number of conditions including a break fee of 3% of the transaction value.  Following this discussion detailed negotiations ensued particularly concerning the price and terms of any proposed transaction, including the conditions to the offer and deal protection terms, all of which would be subject to the approvals by the Boards of the respective companies.

A telephone meeting of the principal Lundin Mining management involved in the due diligence and modeling of the Rio Narcea assets on March 26, 2007, attended by representatives of BMO Capital Markets and Messrs. Lundin and von Christierson, was held to review outstanding matters with the intent of Rio Narcea making a determination, following the meeting, as to whether or not the due diligence exercise would continue.  Following this meeting Lundin Mining management were advised that further consideration was required and the discussions between the two companies would continue.

At the regularly scheduled Lundin Mining Board meeting, held on Thursday, March 29, 2007, the Directors of Lundin Mining considered the merits of a possible transaction with Rio Narcea.  The Board members had information on the Rio Narcea assets and a summary report of the due diligence findings to that date provided to them in advance of the meeting.  The independent advisor, Haywood Securities Inc., had two representatives at the meeting who provided their firm's opinion and the results of their modeling from which they were able to provide a value range for the possible transaction.  The Board approved the continued discussions with Rio Narcea to arrive at a price, to provide additional information as requested by the Board members and also to conclude with ongoing discussions with the potential lenders to Lundin Mining.

Due diligence, including legal due diligence by outside counsel in Madrid and taxation advise from PricewaterhouseCoopers LLP, continued and these preliminary reports as well as other due diligence material were to be supplied to the Board in preparation for a final meeting on the matter.  In conjunction with the possible transaction with Rio Narcea there were ongoing discussions with Scotia Capital and Lundin Mining personnel to secure credit facilities for general corporate purposes (including, without limitation, certain permitted acquisitions).  On April 2, 2007 Lundin Mining received a Commitment Letter with a Term Sheet attached that formed part of the commitment for US $800,000,000.

A Lundin Mining Board of Directors meeting was held on Tuesday, April 3, 2007 to specifically discuss the proposed transaction and the terms of the Credit Facility.  At this meeting the Board of Directors were provided with the details of the proposed offer and with an opinion from Haywood Securities as to the fairness of the proposed offer on behalf of the Lundin shareholders.  Lengthy discussions ensued with the advisors and management and concluded with unanimous approval by the Board of Directors, who were eligible to vote on the matter, for management to accept the Letter of Commitment from Scotia Capital and to also proceed with concluding the offer to purchase of Rio Narcea on acceptable terms as outlined at the Board meeting.

On April 3, 2007 Mr. Lundin advised Mr. von Christierson that the Board of Directors of Lundin Mining had approved an offer by way of cash take-over bid at $5.00 per Share and $1.04 per Warrant pursuant to the Support Agreement substantially in the form of a draft submitted to Rio Narcea including the quantum of break fees and customary fiduciary outs.

On April 4, 2007 the Chairman of Rio Narcea advised the Chairman of Lundin Mining that its financial and legal advisors had reviewed the formal offer by Lundin together with copies of the draft Support Agreement and Lock-up Agreement.  The Chairman of Rio Narcea also advised that the Rio Narcea Board had received a verbal opinion from BMO Capital Markets that the proposed offer price per Share was fair, from a financial point of view, to Rio Narcea Shareholders (other than Lundin and the Offeror) and that after discussion, the Rio Narcea Board determined to approve the Lundin transaction as reflected in the Support Agreement, and to recommend the offer of $5.00 per Share and $1.04 per Warrant.

SUPPORT AGREEMENT

The following is a summary only of the material provisions of the Support Agreement and is qualified in its entirety by the full text of the Support Agreement, which has been filed by Rio Narcea with the Canadian securities regulatory authorities and is available at www.sedar.com.

The Offer

On April 4, 2007, the Offeror, Lundin Mining and Rio Narcea entered into the Support Agreement.  Pursuant to the Support Agreement, the Offeror has agreed, subject to the satisfaction of certain conditions set out therein, to make the Offer and, upon the satisfaction or waiver of all conditions of the Offer, to take up and pay for all Shares and Warrants validly deposited under the Offer and not withdrawn.  See Section 1 of the Offer, ''The Offer''.

Under the Support Agreement, the Offeror is permitted, in its sole discretion, to modify or revise the structure or sequence or waive any term or condition of the Offer; provided that the Offeror shall not, without the prior written consent of Rio Narcea, (i) increase the Minimum Condition, (ii) impose additional conditions to the Offer, (iii) decrease the consideration per Share or Warrant, (iv) decrease the number of Shares in respect of which the Offer is made, (v) change the consideration payable under the Offer (other than to increase the total consideration per Share or per Warrant and/or add additional consideration or consideration alternatives in addition to the cash consideration) or (vi) otherwise vary the Offer or any terms or conditions thereof (which for greater certainty does not include a waiver of a condition) in a manner which is adverse to the Shareholders or Warrantholders.

Approval by the Board of Directors of Rio Narcea

In the Support Agreement, Rio Narcea confirmed that the board of directors of Rio Narcea has received a fairness opinion from BMO Capital Markets that the consideration per Share under the Offer is fair, from a financial point of view, to the holders of Shares (the ''Shareholders'') other than the Offeror and Lundin Mining.  The board of directors of Rio Narcea, in consultation with its financial and legal advisors has unanimously determined that the Offer is in the best interests of Rio Narcea and the Shareholders.  The board of directors of Rio Narcea has unanimously recommended that Shareholders and Warrantholders accept the Offer and deposit their Shares and Warrants under the Offer. For further information, refer to the Rio Narcea Directors' Circular.

No Solicitation

In the Support Agreement, Rio Narcea agreed to immediately cease, and will instruct its financial advisors and other representatives and agents to cease, any existing solicitation, discussion or negotiation with any other person, by or on behalf of Rio Narcea or any of its subsidiaries with respect to or which could lead to any potential Acquisition Proposal, whether initiated by Rio Narcea or any of its subsidiaries or any of its or their officers, directors, employees, representative or agents (the ''Representatives'') and, in connection therewith, Rio Narcea will discontinue access to any data rooms (virtual or otherwise).

Rio Narcea also agreed that it will not, and will cause each of its subsidiaries to not, directly or indirectly, through any of its Representatives or any subsidiary (except as otherwise permitted by the Support Agreement): (i) solicit, initiate or encourage any Acquisition Proposal; (ii) engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to make or complete any Acquisition Proposal (provided that Rio Narcea may advise any person making an  unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the board of directors of Rio Narcea has so determined); (iii) withdraw, modify or qualify, or publicly propose to withdraw, modify or qualify, in any manner adverse to Lundin Mining or the Offeror, the Rio Narcea board of directors recommendation of the Offer; (iv) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal; or (v) accept or enter into, or publicly propose to accept or enter into, an agreement, undertaking or arrangement related to any Acquisition Proposal.  Rio Narcea also agreed that it will not allow, provide or permit access to any information regarding Rio Narcea except to Lundin Mining and its Representatives, and that it will not release or permit the release of any third party from or waive any confidentiality or standstill agreement to which Rio Narcea and such third party are a party (except to allow such third party to make an Acquisition Proposal to Rio Narcea in accordance with the terms of the Support Agreement).

However, the Support Agreement provides that Rio Narcea may engage in discussions or negotiations with a third party who, after the date of the Support Agreement, (and without any solicitation, initiation or encouragement, directly or indirectly, by Rio Narcea or any of its Representatives) seeks to engage in discussions or negotiations with Rio Narcea and who executes and delivers a confidentiality agreement containing terms and provisions substantially similar to those contained in the Confidentiality Agreement, and may furnish such third party information concerning Rio Narcea and its business, properties and assets if, and only to the extent that:

(a)

such third party has proposed a bona fide written Acquisition Proposal which the board of directors of Rio Narcea determines is a Superior Proposal; and

(b)

Rio Narcea: (A) provides prompt (but in no event later than 24 hours) notice to Lundin Mining to the effect that it is furnishing such information to or entering into discussions or negotiations with such third party in respect of a Superior Proposal; and (B) provides Lundin Mining with a copy of the applicable confidentiality agreement and copies of all information provided to such third party to the extent not previously provided to Lundin Mining.

In addition, the Support Agreement provides that Rio Narcea may comply with applicable Laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to Shareholders.

Right to Match

The Support Agreement provides that Rio Narcea will not enter into any agreement (other than a confidentiality agreement substantially in the form of the Confidentiality Agreement) regarding a Superior Proposal (''Proposed Agreement'') without providing Lundin Mining with an opportunity of not less than five Business Days to amend the Support Agreement to provide at least as favourable terms than those to be included in the Proposed Agreement.  In particular, Rio Narcea has agreed to provide Lundin Mining with all material terms and conditions of any Proposed Agreement at least five Business Days prior to its proposed execution by Rio Narcea.  Rio Narcea has agreed that during such five Business Day period, it will review any offer by Lundin Mining to amend the terms of the Support Agreement in good faith in order to determine, exercising its fiduciary duties, whether Lundin Mining's proposal to amend the Offer, upon acceptance by Rio Narcea, would result in the Proposed Agreement not being a Superior Proposal, in which case, Rio Narcea will enter into an amended agreement with Lundin Mining reflecting Lundin Mining's amended proposal and will not enter into the Proposed Agreement.  Nothing in the Support Agreement prevents the board of directors of Rio Narcea from responding through a directors' circular or otherwise as required by applicable Laws to an Acquisition Proposal that it determines is not a Superior Proposal.

Discharge of Fiduciary Duties

Rio Narcea may accept, approve or recommend, and enter into any discussions, negotiations or agreement relating to an Acquisition Proposal only if: (i) the Acquisition Proposal constitutes a Superior Proposal; (ii) Rio Narcea has complied with its obligations respecting Lundin Mining's right to match (see ''Right to Match'' above) and the provision of non-public information regarding Rio Narcea and its business and assets (see ''No Solicitation'' above), each as set out in the Support Agreement; (iii) Rio Narcea terminates the Support Agreement in accordance with its terms; and (iv) Rio Narcea has previously, or concurrently will have, paid the Termination Payment (as hereinafter defined).

Termination Payment

Rio Narcea has agreed to make to Lundin Mining a termination payment (the ''Termination Payment'') of $25 million upon the occurrence of any of the following events (provided there is no breach or non-performance by Lundin Mining or the Offeror, in any material respect, of any of its obligations under the Support Agreement), which Termination Payment shall be paid by Rio Narcea within the time specified:

(a)

if Lundin Mining terminates the Support Agreement because Rio Narcea is in default of a material covenant or obligation in respect of its non-solicitation obligations, or as a result of the board of directors of Rio Narcea (i) failing to publicly recommend or reaffirm its approval of the Offer within five calendar days of any written request by Lundin Mining (or, in the event that the Offer is scheduled to expire within such five calendar day period, prior to the Expiry Time); (ii) withdrawing, modifying, changing or qualifying its approval or recommendation of the Offer in any manner adverse to Lundin Mining; or (iii) recommending or approving or publicly proposing to recommend or approve, an Acquisition Proposal, in which event the Termination Payment shall be paid to Lundin Mining no later than 1:00 p.m. (Eastern time) on the fifth Business Day after the day on which the Support Agreement is terminated;

(b)

if Rio Narcea terminates the Support Agreement in order to (i) enter into a definitive agreement with respect to a Superior Proposal; or (ii) withdraw, modify, or qualify its recommendation of the Offer in compliance with the provisions of the Support Agreement described above under ''Discharge of Fiduciary Duties'', in which case the Termination Payment shall be paid to Lundin Mining prior to or concurrently with the entering into of such definitive agreement; or

(c)

if (i) prior to the termination of the Support Agreement a Competing Proposal is publicly announced or otherwise made; and (ii) a Competing Proposal is consummated during the period commencing on April 4, 2007 and ending 12 months following the termination of the Support Agreement, or the board of directors of Rio Narcea approves or recommends a Competing Proposal during such 12 month period and such Competing Proposal is subsequently consummated at any time thereafter, or Rio Narcea enters into a definitive agreement with respect to a Competing Proposal during such 12 month period and such Competing Proposal is subsequently consummated at any time thereafter, in which case the Termination Payment shall be paid to Lundin Mining no later than 1:00 p.m. (Eastern time) on the fifth Business Day after the day on which Competing Proposal is consummated.

Rio Narcea and Lundin Mining have agreed that any payment of the Termination Payment will be considered to be a genuine pre-estimate of Lundin Mining's liquidated damages to compensate Lundin Mining for its direct and indirect costs of negotiating with Rio Narcea, settling the Support Agreement and making the Offer, and will not be considered a penalty.

Options

The Offer is not made for Options.  The board of directors of Rio Narcea will permit all persons holding Options granted under the Option Plans, which by their terms are otherwise currently exercisable or not, to exercise all of their Options and tender the Shares issued upon exercise thereof under the Offer, conditional upon the Offeror taking up and paying for the Shares under the Offer (''Conditional Option Exercise''), which Options shall be deemed to have been exercised concurrent with the Expiry Time in respect of which the Offeror takes up Shares and all Shares that are to be issued pursuant to any such Conditional Option Exercise shall be accepted as validly tendered under the Offer.

Subject to the receipt of all necessary regulatory and other approvals, the board of directors of Rio Narcea has approved an amendment of its Option Plans such that, in the context of the Offer, Optionholders may, in lieu of receiving Shares upon exercise, elect to receive a cash payment from Rio Narcea (the ''Cashless Option Exercise '') equal to the amount by which the market price (based on the five day volume weighted average trading price) of the Shares as at the date of receipt by Rio Narcea of a notice of exercise and election to receive cash, exceeds the exercise price for the optioned Shares.

Other Matters

The Support Agreement further provides, among other things:

(a)

restrictions and limitations on interim operations that may be conducted by Rio Narcea until the Expiry Date without the consent of Lundin Mining;

(b)

subject to the terms and conditions of the Support Agreement and to fiduciary obligations under applicable Law, each of Lundin Mining and Rio Narcea will use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Support Agreement;

(c)

Lundin Mining shall, for a period from the Effective Time until at least six years after completion of the Offer, cause Rio Narcea or any successor of Rio Narcea to maintain Rio Narcea's current directors and officers insurance policy (or a policy reasonably equivalent) subject in either case to terms and conditions no less advantageous to the directors and officers of Rio Narcea than those contained in the policy in effect on the date of the Support Agreement, covering claims made prior to or within six years after the Expiry Time.  Alternatively, Lundin Mining may purchase as an extension to Rio Narcea's current insurance policies, pre-paid non-cancellable run-off directors' and officers' liability insurance providing such coverage on terms comparable to those contained in Rio Narcea's current insurance policies; and

(d)

Lundin Mining will, for a period from the Effective Time until at least six years after completion of the Offer, cause Rio Narcea (or its successor) to indemnify the current and former directors and officers of Rio Narcea and its subsidiaries to the fullest extent to which Rio Narcea is permitted to indemnify such officers and directors under its charter, by-laws and applicable Law.

Termination

Subject to its terms, the Support Agreement may be terminated in the following circumstances, at any time prior to the Effective Time:

(a)

by Rio Narcea, if the Offeror has not mailed the Offer to Shareholders and Warrantholders on or before the date that is 14 Business Days after the date of the Support Agreement (the ''Latest Mailing Date''); or

(b)

by Lundin Mining, on or after the Latest Mailing Date, if the conditions to making the Offer are not satisfied or waived prior to the time specified, other than as a result of a default by Lundin Mining or the Offeror under the Support Agreement; or

(c)

by Lundin Mining if the Minimum Condition or any other condition of the Offer is not satisfied or waived at the Expiry Time of the Offer (as such Expiry Time may be extended from time to time by Lundin Mining or the Offeror in its sole discretion) and the Offeror has not elected to waive such condition; or

(d)

by Lundin Mining or Rio Narcea, if the Offeror does not take up and pay for the Shares deposited under the Offer by the Outside Date otherwise than as a result of the material breach by the terminating party of any material covenant or obligation under the Support Agreement or as a result of any representation or warranty made by such party in the Support Agreement being untrue or incorrect where such inaccuracies in the representations and warranties, individually or in the aggregate, would reasonably be expected to have a material adverse effect in respect of such party; provided, however, that if the Offeror's take up and payment for Shares deposited under the Offer is delayed by (i) an injunction or order made by a Governmental Entity of competent jurisdiction, or (ii) Lundin Mining not having obtained any waiver, consent or approval of any Governmental Entity that is necessary to permit the Offeror to take up and pay for Shares deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such waiver, consent or approval is being actively sought, as applicable, the Support Agreement will not be terminated by Rio Narcea until the fifth Business Day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained; or

(e)

by Lundin Mining, (i) if Rio Narcea is in default of a material covenant or obligation under the Support Agreement, (ii) if any representation or warranty made by Rio Narcea in the Support Agreement is untrue or incorrect as at the date of the Support Agreement, or (iii) if any representation or warranty made by Rio Narcea in the Support Agreement becomes untrue or incorrect at any time prior to the Expiry Time, but only if the representations and warranties, where untrue or inaccurate under (ii) and (iii), individually or in the aggregate, would reasonably be expected to have a material adverse effect in respect of Rio Narcea, and, in certain circumstances such default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is 30 days from the date of written notice of such breach and the Expiry Time; or

(f)

by Rio Narcea, if (i) Lundin Mining or Offeror is in material default of any covenant or obligation under the Support Agreement, or (ii) any representation or warranty of Lundin Mining or Offeror under the Support Agreement is untrue or incorrect in any material respect at any time prior to the Expiry Time and such inaccuracy is reasonably likely to prevent, restrict or materially delay consummation of the Offer; provided such default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is 30 days from the date of written notice of such breach and the Expiry Time; or

(g)

by Lundin Mining, if the board of directors of Rio Narcea (i) fails to publicly recommend or reaffirm its approval of the Offer within five calendar days of any written request by Lundin Mining (or, in the event that the Offer shall be scheduled to expire within such five calendar day period, prior to the scheduled expiry of the Offer), (ii) withdraws, modifies, changes or qualifies its approval or recommendation of the Offer in any manner adverse to Lundin Mining or Offeror, or (iii) recommends or approves or publicly proposes to recommend or approve an Acquisition Proposal; or

(h)

by Rio Narcea, if the Company proposes to enter into a definitive agreement with respect to a Superior Proposal or to withdraw, modify or qualify its recommendation (or propose to do so) of the Offer in compliance with the provisions of the Support Agreement, provided that prior to or concurrently with the entering into of that definitive agreement or the change of such recommendation, Rio Narcea has paid to Lundin Mining the applicable Termination Payment and further provided that Rio Narcea has not breached any of its covenants, agreements or obligations in the Support Agreement; or

(i)

by mutual written consent of Rio Narcea, the Offeror and Lundin Mining.

SOURCE OF FUNDS

Lundin Mining estimates that if it acquires all of the Shares and Warrants pursuant to the Offer (assuming exercise of all outstanding Options) the total amount required by the Offeror to purchase such Shares and Warrants will be approximately $885,273,000.  In addition, Lundin Mining estimates that fees and expenses of Lundin Mining and the Offeror will be approximately $5 million.

Lundin Mining will fund the Offeror with the total amount required to purchase all of the outstanding Shares and Warrants and by drawing on credit facilities (the ''Credit Facilities'') that The Bank of Nova Scotia (''Scotiabank'') has committed to provide to Lundin Mining pursuant to a commitment letter dated April 2, 2007 (the ''Commitment Letter'').  Pursuant to the terms of the Commitment Letter, Scotiabank has agreed to act as underwriter of the Credit Facilities and lead arranger of a syndicate of other financial institutions structured by Scotiabank that will collectively provide the Credit Facilities.  The Credit Facilities are comprised of a revolving credit facility of US$575 million and a non-revolving credit facility of US$225 million.  The Credit Facilities will be made available to Lundin Mining upon execution of a definitive credit agreement, subject to conditions standard in commercial lending transactions of this kind, including without limitation, absence of any litigation or investigation enjoining or restricting the Credit Facilities; continued compliance by Lundin Mining and its subsidiaries with all applicable securities laws; satisfactory lien searches; and the absence of any default as a result of the initial drawdown. The Credit Facilities will expire on the fifth anniversary of the execution of the credit agreement, but its continuance is subject to satisfactory periodic reviews and no adverse changes occurring.

Interest on outstanding loans will be payable quarterly in arrears.  Amounts drawn will be guaranteed by all present and future material subsidiaries of Lundin Mining and secured by the shares of such subsidiaries.

The Offeror believes that the financial condition of each of the Offeror and Lundin Mining is not material to a decision by a Shareholder or Warrantholder whether to deposit Shares or Warrants, respectively, under the Offer because: (i) cash is the only consideration that will be paid to Shareholders and Warrantholders in connection with the Offer; (ii) the Offeror is offering to purchase all of the outstanding Shares and Warrants in the Offer; (iii) the Offer is not subject to obtaining any financing or to any financing contingencies; and (iv) with the availability of funds under the Credit Facility and its existing cash reserves, the Offeror will have sufficient funds to fund the total amount required to purchase all of the Shares and Warrants under the Offer.

ACQUISITION OF SHARES AND WARRANTS NOT DEPOSITED

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Shares and Warrants.  If the Offeror takes up and pays for Shares under the Offer, the Offeror intends to seek to acquire the remaining Shares pursuant to a Compulsory Acquisition under the CBCA, if available, or, if necessary or desirable, to acquire such remaining Shares pursuant to a Subsequent Share Acquisition Transaction, as discussed below.  The Offeror also intends to seek to acquire any remaining Warrants not deposited under the Offer pursuant to a Subsequent Warrant Acquisition Transaction more particularly described below.

Shares

Compulsory Acquisition

If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is shorter, the Offer is accepted by the holders of not less than 90% of the Shares (calculated on a fully-diluted basis), and the Offeror acquires such deposited Shares, then the Offeror will be entitled to acquire, pursuant to Part 17 of the CBCA, the remainder of the Shares held by Shareholders who did not accept the Offer (each a ''Dissenting Offeree'') (which definition includes any person who subsequently acquires any of such shares), on the same terms, including price, as the Shares that were acquired under the Offer (a ''Compulsory Acquisition'').

To exercise this statutory right, the Offeror must give notice (the ''Offeror Notice'') to the Dissenting Offerees of such proposed acquisition on or before the earlier of 60 days from the Expiry Time and 180 days from the date of the Offer.  Within 20 days of the giving of the Offeror Notice, the Offeror must pay or transfer to Rio Narcea the consideration the Offeror would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Within 20 days after the receipt of the Offeror Notice, each Dissenting Offeree must send the certificates representing the Shares held by such dissenting Offeree to Rio Narcea, and may elect either to transfer such shares to the Offeror on the terms on which the Offeror acquired Shares under the Offer or to demand payment of the fair value of such shares by so notifying the Offeror within the applicable period.  If a Dissenting Offeree fails to notify the Offeror within the applicable period, the Dissenting Offeree will be deemed to have elected to transfer his or her Shares to the Offeror on the same terms (including price) as the Offeror acquired the Shares under the Offer.  If a Dissenting Offeree has elected to demand payment of the fair value of the Shares, the Offeror has the right to apply to the Ontario Superior Court of Justice to fix the fair value of the Shares of such Dissenting Offeree.  Any judicial determination of the fair value of the Shares could be more or less than the value of the consideration payable pursuant to the Offer.

The foregoing is only a summary of the right of Compulsory Acquisition that may become available to the Offeror.  The summary is not intended to be complete and is qualified in its entirety by Part 17 of the CBCA.  Holders of Shares should refer to Part 17 of the CBCA for the full text of the relevant statutory provisions, and those who wish to be better informed about those provisions should consult their own legal advisors.  Part 17 of the CBCA is complex and requires strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Subsequent Share Acquisition Transaction

If the Offeror takes up and pays for Shares and Warrants validly deposited under the Offer and the Compulsory Acquisition described above is not available for any reason or the Offeror determines not to exercise such right, the Offeror intends to take such other action as is necessary to acquire any Shares not tendered to the Offer, including causing a special meeting of Shareholders to be called to consider a Subsequent Share Acquisition Transaction.  The Offeror would cause the Shares acquired under the Offer to be voted in favour of such a transaction.

In connection with a Subsequent Share Acquisition Transaction, Rio Narcea may continue as a separate subsidiary of Lundin Mining following the completion of any such transaction or Rio Narcea may be amalgamated or otherwise combined with the Offeror or one or more other subsidiaries of Lundin Mining.  The timing and details of any such transaction will depend on a number of factors, including the number of Shares acquired pursuant to the Offer.  If the Offeror takes up and pays for 66⅔% of the outstanding Shares (on a fully-diluted basis) under the Offer, the Offeror expects it will own sufficient Shares to effect a Subsequent Share Acquisition Transaction.

Each type of Subsequent Share Acquisition Transaction described above would be a ‘‘business combination'' under OSC Rule 61-501 and a ‘‘going private transaction'' under Regulation Q-27.  In certain circumstances, the provisions of OSC Rule 61-501 and Regulation Q-27 may also deem certain types of Subsequent Share Acquisition Transactions to be ‘‘related party transactions''. However, if the Subsequent Share Acquisition Transaction is a ‘‘business combination'' carried out in accordance with OSC Rule 61-501 or a ‘‘going private transaction'' carried out in accordance with Regulation Q-27, the ‘‘related party transaction'' provisions of OSC Rule 61-501 and Regulation Q-27 will not apply to such transaction. The Offeror intends to carry out any such Subsequent Share Acquisition Transaction in accordance with OSC Rule 61-501 and Regulation Q-27, or any successor provisions, or exemptions therefrom, such that the ‘‘related party transaction'' provisions of OSC Rule 61- 501 and Regulation Q-27 will not apply to the ‘‘business combination'' or the ‘‘going private transaction''.

OSC Rule 61-501 and Regulation Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or a going private transaction is required to prepare a valuation of the affected securities (in this case, the Shares), and subject to certain exceptions, any non-cash consideration being offered therefor and provide to the holders of the affected securities a summary of such valuation or the entire valuation.  In connection therewith, the Offeror intends to rely on an available exemption or to seek waivers pursuant to OSC Rule 61-501 and Regulation Q-27 from the OSC and the AMF, respectively, exempting Rio Narcea or the Offeror or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Share Acquisition Transaction.  An exemption is available under OSC Rule 61-501 for certain business combinations, and under Regulation Q-27 for certain going private transactions, completed within 120 days after the expiry of a formal take-over bid, where the consideration under such transaction is at least equal in value and is in the same form as the consideration that was received in the take-over bid, provided certain disclosure is given in the take-over bid disclosure documents.  The Offeror has provided such disclosure and expects that these exemptions will be available.

Depending on the nature of the Subsequent Share Acquisition Transaction, Lundin Mining expects that the CBCA will require the approval of at least 66⅔% of the votes cast by holders of the outstanding Shares at a meeting duly called and held for the purpose of approving the Subsequent Share Acquisition Transaction.  OSC Rule 61-501 and Regulation Q-27 also require that, in addition to any other required securityholder approval, in order to complete a business combination or a going private transaction, the approval of a majority of the votes cast by ‘‘minority'' holders of the affected securities must be obtained, unless an exemption is available or discretionary relief is granted by the OSC and the AMF.  In relation to any Subsequent Share Acquisition Transaction, the ‘‘minority'' holders would be, subject to any available exemption or discretionary relief granted by the OSC and the AMF, all Shareholders other than the Offeror and its directors and senior officers, any other person who is a ‘‘related party'' of the Offeror within the meaning of OSC Rule 61-501 and Regulation Q-27, including, an affiliate or an insider of the Offeror or Lundin Mining, and any person acting jointly or in concert with any of the foregoing persons.

However, OSC Rule 61-501 and Regulation Q-27 also provide that the Offeror may treat Shares acquired pursuant to the Offer as ‘‘minority'' shares and vote them, or consider them voted, in favour of a Subsequent Share Acquisition Transaction that is a business combination or a going private transaction if, among other things, the consideration for each Rio Narcea Share in the Subsequent Share Acquisition Transaction is at least equal in value to, and in the same form as, the consideration paid for Shares pursuant to the Offer.  Lundin Mining intends that the consideration offered under any Subsequent Share Acquisition Transaction proposed by it would be of the same value and in the same form as the consideration paid to Shareholders under the Offer, and accordingly Lundin Mining intends to cause Shares acquired pursuant to the Offer to be voted in favour of such transaction and to be counted as part of any minority approval required in connection with any such transaction.  In doing so, the Offeror will not be permitted to vote any Shares that were tendered to the Offer by any party acting jointly or in concert with the Offeror for the purposes of the Offer.

In addition, under OSC Rule 61-501 and Regulation Q-27, if, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Shares at the time the Subsequent Share Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if a statutory right to dissent and seek fair value or a substantially equivalent enforceable right is made available to the minority Shareholders.

Any Subsequent Share Acquisition Transaction may also result in Shareholders having the right to dissent and demand payment of the fair value of their Shares.  If the applicable procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting shareholders for their Shares.  The fair value of Shares so determined could be more or less than the amount paid per Rio Narcea Share pursuant to the Subsequent Share Acquisition Transaction or the Offer.

The tax consequences to a Shareholder of a Subsequent Share Acquisition Transaction may differ significantly from the tax consequences to such Shareholder of accepting the Offer.  See ‘‘Certain Canadian Federal Income Tax Considerations'' and ''Certain U.S. Federal Income Tax Considerations'' in the Circular.  Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Share Acquisition Transaction if and when proposed.

Warrants

Impact of a Subsequent Share Acquisition Transaction

If the Offeror chooses to effect a Subsequent Share Acquisition Transaction pursuant to an amalgamation, arrangement or merger of Rio Narcea, the Warrant Indenture provides that any Warrantholder who thereafter exercises his right to receive Shares per Warrant is entitled to receive, in lieu of Shares, the other property which such holder would have been entitled to receive as a result of such transaction if it had been the holder of Shares on the date of the transaction.  Warrantholders who exercise their Warrants after a Subsequent Share Acquisition Transaction would therefore receive, upon exercise of their Warrants, the consideration per Share that Shareholders receive pursuant to any Subsequent Share Acquisition Transaction.

Subsequent Warrant Acquisition Transaction

If the Offeror takes up and pays for Shares validly deposited under the Offer, the Offeror proposes to carry out a Subsequent Warrant Acquisition Transaction to acquire all of the Warrants not deposited under the Offer.

For example, the Offeror may cause the Warrant Indenture to be amended to provide that Rio Narcea has the right (the ''Redemption Right'') to redeem all, but not less than all of the issued and outstanding Warrants at any time, at a price equal to the price offered to the Warrantholders under the Offer (the ''Warrant Indenture Amendment'').  Following such Warrant Indenture Amendment, the Offeror would cause Rio Narcea to exercise the Redemption Right to acquire the Warrants not tendered to the Offer.

The Warrant Indenture Amendment would be, and, depending on its nature, any other proposed Subsequent Warrant Acquisition Transaction may be, effected by a resolution proposed at a meeting of the Warrantholders duly convened for that purpose and held in accordance with the terms and provisions of the Warrant Indenture.  The Warrant Indenture requires there be present in person or by proxy Warrantholders representing at least 10% of the aggregate number of all the then outstanding Warrants, and that the resolution be passed by the affirmative vote of Warrantholders holding not less than 66⅔% of the aggregate number of all of the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution.  The Warrant Indenture also provides that all actions that may be taken and all powers that may be exercised by Warrantholders at a meeting may be taken by instrument in writing signed by the holders of at least 66⅔% of the outstanding Warrants.  If the Offeror acquires more than 66⅔% of the outstanding Warrants pursuant to the Offer, the Offeror may elect to amend the Warrant Indenture by executing a resolution in writing.

In certain circumstances, the provisions of OSC Rule 61-501 and Regulation Q-27 may deem certain types of Subsequent Warrant Acquisition Transactions, including the Warrant Indenture Amendment, to be a ‘‘related party transaction''.  The Offeror intends to carry out any such Subsequent Warrant Acquisition Transaction in accordance with OSC Rule 61-501 and Regulation Q-27, or any successor provisions, or exemptions therefrom, such that the ‘‘related party transaction'' provisions of OSC Rule 61- 501 and Regulation Q-27 will not apply to the transaction.

OSC Rule 61-501 and Regulation Q-27 provide that, unless exempted, a corporation proposing to carry out a related party transaction is required to (1) prepare a valuation of the affected securities (in this case, the Warrants) and, subject to certain exceptions, any non-cash consideration being offered therefore, and (2) provide to the holders of the affected securities a summary of such valuation or the entire valuation.  OSC Rule 61-501 and Regulation Q-27 also require that, in addition to any other required securityholder approval, in order to complete a related party transaction, the approval of a majority of the votes cast by ‘‘minority'' holders of the affected securities must be obtained, unless an exemption is available or discretionary relief is granted by the OSC and the AMF.  In relation to any Subsequent Warrant Acquisition Transaction, the ‘‘minority'' holders would be, subject to any available exemption or discretionary relief granted by the OSC and the AMF, all Warrantholders other than the Offeror and its directors and senior officers, any other person who is a ‘‘related party'' of the Offeror within the meaning of OSC Rule 61-501 and Regulation Q-27, including an affiliate or an insider of the Offeror or Lundin Mining and any person acting jointly or in concert with any of the foregoing persons.

An exemption is available under OSC Rule 61-501 and under Regulation Q-27 from both the valuation requirement and the minority approval requirement for a related party transaction the fair market value of which is less than 25% of the aggregate market value of all outstanding securities of all classes of equity securities of the issuer (in this case, Rio Narcea) at the time the transaction is agreed to, provided certain disclosure is given in the take-over bid disclosure documents.  Assuming the market value of the Warrants and the underlying Shares issuable upon exercise thereof is the offer price for each under the Offer, the fair market value of the Warrant Indenture Amendment (calculated in accordance with OSC Rule 61-501 and Regulation Q-27) would be approximately $133,333,000, representing approximately 16% of the aggregate market value of the outstanding Shares.  The Offeror has included the requisite disclosure in this Circular and expects that this exemption will be available.

In addition, under OSC Rule 61-501 and Regulation Q-27, if, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Warrants at the time the Subsequent Warrant Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if a right to dissent and seek fair value is made available to the minority Warrantholders.

The tax consequences to a Warrantholder of a Subsequent Warrant Acquisition Transaction may differ significantly from the tax consequences to such Warrantholder of accepting the Offer.  See ‘‘Certain Canadian Federal Income Tax Considerations'' and ''Certain U.S. Federal Income Tax Considerations'' in the Circular.  Warrantholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Warrant Acquisition Transaction if and when proposed.

Judicial Developments

Certain judicial decisions may be considered relevant to any business combination or related party transaction that may be proposed or effected subsequent to the expiry of the Offer.  Canadian courts have, in a few instances prior to the adoption of OSC Rule 61-501 and Regulation Q-27, granted preliminary injunctions to prohibit transactions involving certain business combinations.  Lundin Mining has been advised that the current trend in both legislation and Canadian jurisprudence is toward permitting business combination and related party transactions to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Share Acquisition Transaction or Subsequent Warrant Acquisition Transaction.

Other Alternatives

If Lundin Mining proposes a Subsequent Share Acquisition Transaction or Subsequent Warrant Acquisition Transaction, but cannot promptly obtain any required approval, or otherwise does not complete such a transaction, Lundin Mining will evaluate its other alternatives.  Such alternatives could include, to the extent permitted by applicable Law, purchasing additional Shares or Warrants in privately negotiated transactions, making another takeover bid or exchange offer or otherwise, or taking no further action to acquire additional Shares or Warrants.  Any additional purchase of Shares or Warrants could be at a price greater than, equal to or less than the price to be paid for the Shares and Warrants under the Offer and could be for cash or other consideration.  Alternatively, Lundin Mining may sell or otherwise dispose of any or all Shares and Warrants acquired pursuant to the Offer or otherwise.  Such transactions may be effected on terms and at a price then determined by Lundin Mining, which may vary from the price paid for Shares and Warrants under the Offer.

REGULATORY MATTERS

Based upon an examination of information available to Lundin Mining and the Offeror, neither Lundin Mining nor the Offeror is aware of any governmental licences or regulatory permits that appear to be material to the business of Rio Narcea which might be adversely affected by the Offeror's acquisition of Shares and Warrants pursuant to the Offer or of any approval or other action by any federal, provincial, state or foreign government or administrative or regulatory agency that would be required prior to the acquisition of Shares and Warrants pursuant to the Offer, except as described below:

Lundin Mining may be required to make a filing with the competition law authorities in Germany which filing will need to be made before any Shares are taken up under the Offer.  However, Lundin Mining and the Offeror believe that acquisition of Shares and Warrants will not raise any substantive German competition law issues.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

In the opinion of Thorsteinssons LLP, Canadian tax counsel to Lundin Mining, the following is a fair and adequate summary of the principal Canadian federal income tax considerations under the Tax Act, as of the date hereof, generally applicable to Shareholders and Warrantholders who, for the purposes of the Tax Act:  (a) hold their Shares or Warrants as capital property; and (b) deal at arm's length with and are not affiliated with the Offeror, Lundin Mining and its affiliates and Rio Narcea and its affiliates.

Shares or Warrants generally will be considered capital property to a Shareholder or Warrantholder for purposes of the Tax Act unless the Shareholder or Warrantholder holds such Shares or Warrants in the course of carrying on a business or the Shareholder or Warrantholder has acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.  In circumstances where Shares may not otherwise constitute capital property to a particular holder who is resident in Canada for purposes of the Tax Act, such holder may be entitled to elect that Shares be deemed capital property by making an irrevocable election under subsection 39(4) of the Tax Act to treat all Canadian securities (as defined in the Tax Act) as capital property.  Shareholders contemplating such an election should first consult their own tax advisors.

The summary is based on the provisions of the Tax Act and the regulations thereunder (''Tax Regulations'') in force on the date hereof and counsel's understanding of the current published administrative practices of the Canada Revenue Agency (the ''CRA'').  The summary takes into account all specific proposals to amend the Tax Act and the Tax Regulations which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the ''Proposed Amendments'') and assumes that all such Proposed Amendments will be enacted in their present form.  No assurances can be given that the Proposed Amendments will be enacted in the form proposed, if at all. The summary does not otherwise take into account or anticipate any changes in Law, whether by judicial, governmental or legislative decision or action or changes in administrative practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations.  The provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

This summary does not apply to Shareholders or Warrantholders who are ''financial institutions'', ''specified financial institutions'' or an interest in which would be a ''tax shelter'' or a ''tax shelter investment'' each as defined in the Tax Act.  In addition, this summary does not address all issues relevant to Shareholders who acquired their shares on the exercise of an employee stock option.  Such Shareholders should consult their own tax advisors.

The summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular Shareholder or Warrantholder to whom the Offer is made.  Accordingly, Shareholders and Warrantholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

Residents of Canada

This portion of the summary is generally applicable to a Shareholder or Warrantholder who, at all relevant times, for the purposes of the Tax Act is, or is deemed to be, resident in Canada (a ''Resident Security Holder'').

Capital Gains and Capital Losses

A Resident Security Holder who disposes of Shares to the Offeror pursuant to the Offer will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (are less than) the adjusted cost base of the Shares to the Resident Security Holder immediately before the disposition. A Resident Security Holder who disposes of Warrants to the Offeror pursuant to the Offer will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (are less than) the adjusted cost base of the Warrants to the Resident Security Holder immediately before the disposition.  For this purpose the proceeds of disposition will be equal to $5.00 per Share or $1.04 per Warrant.

A Resident Security Holder who disposes of Shares or Warrants pursuant to the Offer will be required to include one-half of the amount of any capital gain (a ''taxable capital gain'') in income, and one-half of the amount of any capital loss (an ''allowable capital loss'') will be required to be deducted against taxable capital gains realized in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may ordinarily be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

A capital loss otherwise arising upon the disposition of Shares by a corporation may be reduced by dividends received or deemed to have been received thereon or on shares for which they were exchanged to the extent and under the circumstances prescribed in the Tax Act.  Similar rules may apply where a Shareholder is a member of a partnership or a beneficiary of certain trusts that own Shares.  Shareholders to whom these rules may be relevant should consult their own tax advisors.

A Shareholder or Warrantholder that is, throughout the relevant taxation year, a ''Canadian-controlled private corporation'' (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its ''aggregate investment income'' for the year, which is defined in the Tax Act to include an amount in respect of taxable capital gains.

Capital gains realized by a Shareholder or Warrantholder who is an individual (including a trust), will be taken into account in determining their liability for minimum tax under the Tax Act.

Compulsory Acquisition of Shares

As described in this Circular under the heading ''Acquisition of Shares and Warrants Not Deposited'', the Offeror may, in certain circumstances, acquire Shares pursuant to Part 17 of the CBCA.  A Shareholder who disposes of Shares in such circumstances generally will realize a capital gain (or a capital loss) calculated in the manner and subject to the treatment described above under ''Capital Gains and Capital Losses''.

A Shareholder who dissents in a Compulsory Acquisition and is entitled to receive the fair value of its Shares will be considered to have disposed of the Shares for proceeds of disposition equal to the amount fixed as such by the court (excluding the amount of any interest awarded by the court).  As a result, such dissenting Shareholder will realize a capital gain (or capital loss) generally calculated in the same manner and with the tax consequences as described above under ''Capital Gains and Capital Losses''.

Any interest awarded to a dissenting Shareholder by a court will be included in computing such Shareholder's income for the purposes of the Tax Act.

Subsequent Share or Warrant Acquisition Transactions and Other Alternatives

If the Offeror does not acquire all the Shares pursuant to the Offer or by means of a Compulsory Acquisition transaction, it may propose other means to acquire the remaining Shares. The tax treatment of such a transaction to a Shareholder will depend on the exact manner in which the transaction is carried out and may be substantially the same as, or materially different than, as described above. A Shareholder may realize a capital gain or capital loss and, in some cases, a deemed dividend. Dividends paid or deemed to be paid to a Shareholder will be subject to the usual complex rules applicable to dividends received by Canadian resident shareholders including, without limiting the generality of the foregoing, the gross-up and dividend tax credit regime (which varies depending on whether or not the dividend is designated as an "eligible dividend" under the Tax Act), the taxes imposed under Part IV or Part IV.I of the Tax Act in relation to certain dividends received by certain corporations, the possibility of recharacterization as proceeds of disposition under subsection 55(2) of the Tax Act and the possibility of dividends reducing capital losses otherwise realized.

If the Offeror does not acquire all the Warrants pursuant to the Offer it may propose other means to acquire the remaining Warrants. The tax treatment of such a transaction to a Warrantholder will depend on the exact manner in which the transaction is carried out and may be substantially the same as, or materially different than, as described above. A Warrantholder who disposes of Warrants to Rio Narcea on a redemption as described in this Circular under the heading ''Subsequent Warrant Acquisition Transaction'' generally will realize a capital gain (or a capital loss) calculated in the manner and subject to the treatment described above under ''Capital Gains and Capital Losses''.

Resident Security Holders whose Shares or Warrants are being acquired under a Subsequent Share or Warrant Acquisition Transaction or otherwise, as the case may be, should consult their own tax advisors for advice having regard to their particular circumstances.

Non-Residents of Canada

This portion of the summary is generally applicable to a Shareholder or Warrantholder who at all relevant times, for the purposes of the Tax Act, is not resident and is not deemed to be resident in Canada, holds Shares or Warrants as capital property for purposes of the Tax Act, does not use or hold, and is not deemed to use or hold, Shares or Warrants in the course of carrying on a business in Canada and is not an insurer who carries on an insurance business in Canada and elsewhere (a ''Non-Resident Holder'').  Non-Resident Holders should consult their own tax advisors for advice with respect to any foreign tax consequences of the Offer.

Capital Gains and Capital Losses

A Non-Resident Holder should not be subject to Canadian tax in respect of a disposition of Shares or Warrants under the Offer unless the Non-Resident Holder's Shares or Warrants constitute taxable Canadian property as defined in the Tax Act.  Generally, Shares or Warrants will constitute taxable Canadian property to a Non-Resident Holder if: (i) that person, either alone or together with persons with whom the Non-Resident Holder does not deal at arm's length for purposes of the Tax Act, owns, or, at any time in the 60 month period prior to the disposition of their Shares under the Offer, has owned, 25% or more of the issued and outstanding shares of Rio Narcea of any class;  (ii) in the case of Shares, the holder's Shares were acquired in certain tax-deferred exchanges for property which was taxable Canadian property; or (iii) in the case of Shares or Warrants, the Shares are not listed on a prescribed stock exchange (including the TSX) at the time of the disposition.

Even if Shares or Warrants are taxable Canadian property to a Non-Resident Holder, any capital gain realized upon their disposition would not be subject to tax under the Tax Act if such gain were exempt from tax pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

A Non-Resident Holder whose Shares or Warrants constitute taxable Canadian property and who realizes a capital gain on the disposition of such Shares or Warrants which is not exempt from tax under the Tax Act by virtue of an applicable income tax treaty or convention generally will be subject to the same tax consequences as described above under ''Capital Gains and Capital Losses'' in respect of Residents of Canada.

Non-Resident Holders whose Shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Compulsory Acquisition of Shares

As described in this Circular under the heading ''Acquisition of Shares and Warrants Not Deposited'', the Offeror may, in certain circumstances, acquire Shares pursuant to statutory provisions contained in the CBCA.  Where a Non-Resident Holder disposes of Shares that are taxable Canadian property to the holder, which will be the case if the Shares are no longer listed at the time of the disposition, the disposition may give rise to a capital gain or capital loss.  If such capital gain is not exempt from tax in Canada under the terms of an applicable income tax treaty or convention, the tax consequences as described above under ''Capital Gains and Capital Losses'' generally will apply. Non-Resident Holders whose Shares are being acquired under a Compulsory Acquisition should consult their own tax advisors for advice having regard to their particular circumstances.

Any interest awarded by a court and paid or credited to a Non-Resident Holder exercising its right to dissent in respect of a Compulsory Acquisition will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Subsequent Share or Warrant Acquisition Transactions and Other Alternatives

If the Offeror does not acquire all the Shares pursuant to the Offer or by means of a Compulsory Acquisition transaction, it may propose other means to acquire the remaining Shares.  The tax treatment of such a transaction to a Non-Resident Holder will depend on the exact manner in which the transaction is carried out and may be substantially the same as or materially different than as described above.  A Non-Resident Holder may realize a capital gain or a capital loss and/or a deemed dividend.  Dividends paid or deemed to be paid to a Non-Resident Holder, including a Non-Resident Holder that is a partnership that is not a Canadian partnership as defined in the Tax Act, will be subject to Canadian withholding tax at a rate of 25%.  Such rate may be reduced under the provisions of an applicable income tax treaty or convention.

If the Offeror does not acquire all the Warrants pursuant to the Offer it may propose other means to acquire the remaining Warrants. The tax treatment of such a transaction to a Warrantholder will depend on the exact manner in which the transaction is carried out and may be substantially the same as, or materially different than, as described above. A Warrantholder who disposes of Warrants to Rio Narcea on a redemption as described in this Circular under the heading ''Subsequent Warrant Acquisition Transaction'' generally will realize a capital gain (or a capital loss) calculated in the manner and subject to the treatment described above under ''Non-Residents of Canada- Capital Gains and Capital Losses''.  As noted under that heading, the Warrants will constitute taxable Canadian property to a Warrantholder at the time of their disposition if the Shares are no longer listed on a prescribed stock exchange at that time.

Non-Resident Holders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Shares or Warrants acquired pursuant to a Subsequent Share or Warrant Acquisition Transaction or otherwise.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

Any discussion of tax issues set forth in this Circular was written in connection with the promotion and marketing of the transactions described in the Circular.  Such discussion was not intended or written to be used, and it cannot be used, by any person for the purpose of avoiding any tax penalties that may be imposed on such person.  Each investor should seek advice based on its particular circumstances from an independent tax advisor.

The following summary describes the material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of Shares or Warrants with respect to the disposition of Shares or Warrants pursuant to this Offer (or a Compulsory Acquisition).  This summary deals only with Shares and Warrants held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the ''Code''), and does not address the tax consequences that may be relevant to holders in special tax situations including, for example:

•

a dealer in securities or currencies;

•

a trader that elects to use a mark-to-market method of accounting;

•

a person that owns Shares or Warrants as part of a ''straddle,'' ''hedge,'' or ''conversion transaction'';

•

a bank or other financial institution;

•

an insurance company;

•

a tax-exempt organization;

•

a U.S. expatriate; or

•

a person who acquired Shares or Warrants in a compensatory transaction.

This summary is based upon the Code, Treasury Regulations, administrative pronouncements, and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect).  No ruling will be requested from the Internal Revenue Service (the ''IRS'') regarding the tax consequences of the Offer (or a Compulsory Acquisition) and there can be no assurance that the IRS will agree with the discussion set out below.

Further, this summary does not address the state, local and foreign tax consequences of the disposition of Shares or Warrants pursuant to the Offer (or a Compulsory Acquisition).  This summary additionally does not address the tax consequences of a disposition of the Shares or Warrants pursuant to a Subsequent Share Acquisition Transaction described above in ''Acquisition of Shares and Warrants Not Deposited''.  Each holder should consult its own tax advisor regarding the U.S. federal, state, local and foreign and other tax consequences of disposing of the Shares or Warrants pursuant to the Offer (or a Compulsory Acquisition) or a Subsequent Share Acquisition Transaction.

As used herein, the term ''U.S. Holder'' means a beneficial owner of Shares or Warrants that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof or therein; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (A) that is subject to the supervision of a court within the United States and the control of one or more U.S. persons as described in Code Section 7701(a)(30), or (B) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership holds the Shares or Warrants, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership.  Partners of a partnership holding Shares or Warrants should consult their tax advisors regarding the U.S. federal income tax consequences of the disposition of the Shares and Warrants pursuant to the Offer (or Compulsory Acquisition).

Disposition of Shares or Warrants

Subject to the discussion below under ''Passive Foreign Investment Company'', a U.S. Holder who sells Shares or Warrants in the Offer (or a Compulsory Acquisition) generally will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the U.S. Holder's adjusted tax basis in the Shares or Warrants sold in the Offer (or a Compulsory Acquisition).  If the Shares or Warrants sold constitute capital assets in the hands of the U.S. Holder, the gain or loss will be capital gain or loss.  In general, capital gains recognized by a non-corporate U.S. Holder, including an individual, will be subject to a maximum U.S. federal income tax rate of 15% if the Shares or Warrants were held for more than one year.

If a U.S. Holder is a cash-basis taxpayer and receives foreign currency, such as Canadian dollars, in connection with a sale or other taxable disposition of Shares or Warrants, the amount realized will be based on the U.S. dollar value of the foreign currency received with respect to such Shares or Warrants, as determined on the settlement date of such sale or other taxable disposition.  If a U.S. Holder is an accrual-basis taxpayer, such U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or other taxable disposition of Shares or Warrants, provided the election is applied consistently from year to year.  The election may not be changed without the consent of the IRS.  If a U.S. Holder is an accrual-basis taxpayer and does not elect to be treated as a cash-basis taxpayer for this purpose, such U.S. Holder might have a foreign currency gain or loss for U.S. federal income tax purposes.  This gain or loss is equal to the difference between the U.S. dollar value of the foreign currency received on the date of the sale or other taxable disposition of Shares or Warrants and on the date of payment.  Any such currency gain or loss would be in addition to the gain or loss, if any, that such U.S. Holder recognizes on the sale or other taxable disposition of Shares or Warrants.

Passive Foreign Investment Company

Rio Narcea does not believe it was a passive foreign investment company (a ''PFIC'') for its taxable year ending December 31, 2006 and, based on the composition of its income and assets, it does not expect to become a PFIC for its taxable year ending December 31, 2007.  Rio Narcea will be a PFIC in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either: (i) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income; or (ii) at least 75% of its gross income is ''passive income''.  If Rio Narcea is or has been a PFIC at any time during a U.S. Holder's holding period and the U.S. Holder did not timely elect to be taxable currently on his or her pro rata share of Rio Narcea's earnings pursuant to a QEF election, or to be taxed on a ''mark-to-market'' basis with respect to his or her Shares, any gain recognized by the U.S. Holder as a result of his or her participation in the Offer (or a Compulsory Acquisition) will be treated as ordinary income and will be subject to an interest charge.  U.S. Holders are urged to consult their own tax advisors regarding the consequences of Rio Narcea being classified as a PFIC.

Information Reporting and Backup Withholding

Payments in respect of Shares or Warrants may be subjected to information reporting to the IRS. In addition, a U.S. Holder (other than certain exempt holders including, among others, corporations) may be subject to backup withholding at a 28% rate on cash payments received in connection with the Offer (or a Compulsory Acquisition).

Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax.  Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the U.S. Holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

CERTAIN ADDITIONAL INFORMATION REGARDING RIO NARCEA

Capitalization of Rio Narcea

Rio Narcea is authorized to issue an unlimited number of Shares.  As at April 4, 2007, there were 165,251,678 Shares issued and outstanding, Warrants outstanding to acquire 22,075,000 Shares and Options outstanding to acquire 7,740,035 Shares.

Dividend Record

No dividends have been paid on the Shares since the incorporation of Rio Narcea.

Previous Distributions

Other than as set out below and other than pursuant to the exercise of Options of Rio Narcea, the Offeror believes, based on Rio Narcea's public disclosure, that no distributions of Shares were effected during the five years preceding the date of the Offer.

(a)

On October 25, 2004, Rio Narcea completed an equity financing comprised of 24,050,000 units at a price of $3.10 per unit for net proceeds of $58.3 million.  Each unit consisted of one Share and one-half of one Warrant, which was detachable from the Shares.  Pursuant to a warrant indenture between Rio Narcea and Computershare Trust Company of Canada, each whole Warrant entitles the holder to purchase one Share at a price of $5.00 on or before September 12, 2008.

(b)

On June 30, 2004, Rio Narcea entered into a definitive agreement for the acquisition of Defiance Mining Corporation (''Defiance'').  Upon closing of the transaction on September 3, 2004, Rio Narcea issued, as part of the consideration for the acquisition, 18.9 million Shares, and reserved for issuance 7.5 million Shares issuable upon exercise of the Rio Narcea replacement options and Defiance warrants.

(c)

On September 11, 2003, Rio Narcea completed an equity financing comprised of 16,100,000 units at a price of $2.80 per unit for net proceeds of $31,014,200.  Each unit consisted of one Share and one-half of one Warrant, which was detachable from the Shares.  Each whole Warrant entitles the holder to purchase one Share at a price of $5.00 on or before September 12, 2008.

(d)

On March 14, 2003, Rio Narcea issued 12,000,000 Shares upon the exercise of 12,000,000 special warrants previously sold at a price of $2.25 per special warrant for net proceeds of $16,665,500.

(e)

On March 14, 2003, Rio Narcea issued 9,900,000 Shares upon the exercise of 9,000,000 special warrants previously sold at a price of $0.80 per special warrant for net proceeds of $4,101,900.

(f)

On March 7, 2003, Rio Narcea obtained a receipt for the final prospectus qualifying the distribution of 21,900,000 Shares issuable on exercise of previously issued Series 1 special warrants and Series 2 special warrants and such Shares were issued on March 14, 2003.

Trading In Shares and Warrants To Be Acquired

Shares

The Shares are listed and posted for trading on the TSX under the symbol ''RNG''. On April 3, 2007, the last trading day prior to the announcement of Lundin Mining's intention to make the Offer, the closing price of the Shares on the TSX was $4.82.  The following table sets forth, for the period indicated, the reported high and low closing prices per Share and the trading volumes for the Shares on the TSX, as compiled by the TSX.

	TSX
	Price Range ($)		Trading Volume (000's)
	High	Low

2006
April	2.73	2.24	10,519
May	2.60	1.95	13,554
June	2.27	1.79	8,204
July	2.32	2.10	5,106
August	2.80	2.13	30,604
September	2.75	2.32	7,143
October	3.23	2.38	30,129
November	3.32	2.58	28,600
December	3.22	2.78	18,081
2007
January	3.48	2.68	23,233
February	3.88	3.19	38,004
March	4.65	3.52	34,140
April 1 - 11	5.12	4.60	88,725

The Shares are listed and posted for trading on the AMEX under the symbol ''RNO''.  On April 3, 2007, the last trading day prior to the announcement of Lundin Mining's intention to make the Offer, the closing price of the Shares on AMEX was U.S.$4.39.  The following table sets forth, for the period indicated, the reported high and low closing prices per Share and the trading volumes for the Shares on AMEX, as compiled by AMEX.

	Price Range (US$)		Trading Volume (000's)
	High	Low

2006
April	2.37	1.90	2,598
May	2.39	1.75	3,093
June	2.08	1.58	1,419
July	2.05	1.87	1,110
August	2.52	1.88	7,133
September	2.49	2.06	5,469
October	2.90	2.11	7,416
November	2.95	2.26	13,197
December	2.85	2.43	5,739
2007
January	2.96	2.28	6,066
February	3.36	2.66	10,445
March	4.04	2.98	26,626
April 1 - 11	4.47	3.99	17,257

Warrants

The Warrants are listed and posted for trading on the TSX under the symbol ''RNG.WT''. On April 3, 2007, the closing price of the Warrants on the TSX was $1.20.  The following table sets forth, for the period indicated, the reported high and low closing prices per Warrant and the trading volumes for the Warrants on the TSX, as compiled by the TSX.

	Price Range ($)		Trading Volume (000's)
	High	Low

2006
April	0.365	0.255	1,226
May	0.43	0.28	1,027
June	0.37	0.22	324
July	0.30	0.26	178
August	0.40	0.26	2,033
September	0.39	0.255	555
October	0.435	0.21	1,409
November	0.53	0.35	1,922
December	0.485	0.375	909
2007
January	0.46	0.335	1,150
February	0.71	0.42	2,418
March	1.00	0.57	2,662
April 1 - 11	1.20	1.06	5,993

EFFECT OF THE OFFER ON MARKET AND LISTING

If the Offer is successful, the Offeror's current intention is to seek to acquire the Shares of any holders who have not accepted the Offer pursuant to a Compulsory Acquisition or a Subsequent Share Acquisition Transaction.  The Offeror will similarly seek to acquire any Warrants not deposited under the Offer pursuant to a Subsequent Warrant Acquisition Transaction.  See ''Acquisition of Shares and Warrants Not Deposited'' above.

From the time the Offerer begins to take up Shares and Warrants pursuant to the Offer, the liquidity and market value of the remaining Shares and Warrants held by the public could be affected adversely.  The rules and regulations of the TSX establish certain criteria which, if not met, could lead to the delisting of the Shares and Warrants from such exchange.  Among such criteria are the number of Shareholders and Warrantholders, the number of Shares and Warrants publicly held and the aggregate market value of the Shares and Warrants publicly held.  Depending on the number of Shares and Warrants purchased pursuant to the Offer, it is possible that the Shares and Warrants would fail to meet the criteria for continued listing on the TSX.  If this were to happen, the Shares and Warrants could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Shares.  It is the intention of the Offeror to apply to delist the Shares and Warrants from the TSX as soon as practicable after completion of the Offer, any Compulsory Acquisition or any Subsequent Share Acquisition Transaction with respect to the Shares and any Subsequent Warrant Acquisition Transaction with respect to the Warrants.

Similarly, the rules and regulations of the AMEX establish certain criteria which, if not met, could lead to the delisting of the Shares from such exchange.  Among such criteria are the number of Shareholders, the number of Shares publicly held and the aggregate market value of the Shares publicly held.  Depending on the number of Shares purchased pursuant to the Offer, it is possible that the Shares would fail to meet the criteria for continued listing on the AMEX.  If this were to happen, the Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Shares.  It is the intention of the Offeror to apply to delist the Shares from the AMEX as soon as practicable after completion of the Offer.

If all or substantially all of the Shares and Warrants are acquired by the Offeror, Lundin Mining intends to cause Rio Narcea to cease to be a reporting issuer under the securities laws of Canada and the United States and thereby eliminate public reporting requirements under the CBCA and Canadian securities Laws at such time as applicable securities Laws permit it to do so.

BENEFICIAL OWNERSHIP OF AND TRADING IN SECURITIES

Other than pursuant to the Lock-Up Agreement, none of: (i) the Offeror, (ii) any director or officer of the Offeror, (iii) Lundin Mining, or (iv) any director or officer of Lundin Mining (the ''Offeror Group''), or to the knowledge of the Offeror and Lundin Mining after reasonable inquiry, any associate or affiliate of a member of the Offeror Group, any person or company who holds more than 10% of any class of equity securities of the Offeror or Lundin Mining or any person or company acting jointly or in concert with the Offeror and Lundin Mining, beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire, any securities of Rio Narcea.

During the six month period preceding the date of the Offer, no securities of Rio Narcea have been traded by any member of the Offeror Group or, to the knowledge of the Offeror and Lundin Mining, after reasonable inquiry, by any associate or affiliate of a member of the Offeror Group, by any person or company who holds more than 10% of any class of equity securities of the Offeror or Lundin Mining by any person or company acting jointly or in concert with the Offeror and Lundin Mining.

COMMITMENTS TO ACQUIRE SHARES AND WARRANTS

Other than the commitment to acquire the Shares and Warrants pursuant to the Offer and the commitments contained in the Support Agreement and the Lock-Up Agreement, no member of the Offeror Group nor, to the knowledge of the Offeror and Lundin Mining, after reasonable inquiry, any associate or affiliate of a member of the Offeror Group, any person or company who holds more than 10% of any class of equity securities of the Offeror or Lundin Mining, nor any person or company acting jointly or in concert with the Offeror and Lundin Mining, has entered into any commitments to acquire any equity securities of Rio Narcea.

ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS; LOCK-UP AGREEMENT

Other than as provided in the Support Agreement, the Lock-Up Agreement, and as otherwise described below, there are no contracts, arrangements or agreements made or proposed to be made between the Offeror or Lundin Mining and any of the directors or officers of Rio Narcea and no payments or other benefits are proposed to be made or given by the Offeror or Lundin Mining by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful.

Pursuant to the terms of an employment agreement dated as of January 10, 2005 between Mr. Baril and a subsidiary of Rio Narcea, if Mr. Baril's employment is terminated without cause, Mr. Baril is entitled to a payment equal to 12 months' salary and a continuation of benefits for a period of 12 months.  At a meeting of Rio Narcea's compensation committee held in September 2006, the compensation committee approved an amendment to this provision such that Mr. Baril is entitled to severance of 18 months, plus benefits, in the event of a termination without cause.  Rio Narcea intends to formally reflect this amendment by entering into an amendment of Mr. Baril's employment agreement prior to the Expiry Time.

Pursuant to the terms of a consulting agreement dated January 1, 1996 between Mr. Collila and a subsidiary of Rio Narcea, if Mr. Collila's retainer is terminated without cause or following a change of control of Rio Narcea, Mr. Collila is entitled to 12 months' compensation. In early 2007, an amendment to this provision was approved by Rio Narcea such that Mr. Collila is entitled to 18 months' compensation in the event of a termination without cause or following a change of control. Rio Narcea intends to formally reflect this amendment by entering into an amendment of Mr. Collila's consulting agreement prior to the Expiry Time.

Mr. Gomez has an employment agreement with a subsidiary of Rio Narcea dated November 26, 2001. At a meeting of Rio Narcea's compensation committee held in September 2006, the compensation committee approved an amendment such that Mr. Gomez is entitled to severance of 18 months, plus benefits, in the event of a termination without cause. Rio Narcea intends to formally reflect this amendment by entering into an amendment of Mr. Gomez's employment agreement prior to the Expiry Time.

Pursuant to the terms of an employment agreement dated December 1, 2004 between Mr. Lavandeira and a subsidiary of Rio Narcea, if Mr. Lavandeira's employment is terminated without cause, Mr. Lavandeira is entitled to severance of 24 months and a continuation of benefits for a period of 24 months. Also under the employment agreement, if Mr. Lavandeira resigns within three months of a change of control, Mr. Lavandeira is entitled to severance of 24 months.

Mr. von Christierson's management company is entitled to a termination payment of 6 months in the event of a termination without cause. This arrangement has not been formalized into a written contract, but Rio Narcea intends to do so prior to the Expiry Time.

As approved by the Rio Narcea board of directors on March 15, 2007, each of David Baril, Javier Collila, Omar Gomez and Alberto Lavandeira, together with another employee, are entitled to a total bonus (to be shared among them in agreed proportions) of US$500,000 upon completion of the Offer.

In September 2006, the Rio Narcea board of directors approved a bonus arrangement as follows: if Rio Narcea receives compensation under its lawsuit relating to the Salave project, David Baril, Javier Collila, Omar Gomez and Alberto Lavandeira are entitled to receive an amount equal to 6% of the compensation received in excess of US$30 million (to be shared among them in agreed proportions). Alternatively, if permits are obtained for the Salave project and the project is put into production, these officers are entitled to receive an amount equal to 6% of the net cash flow received from the project in excess of US$30 million (to be shared among them in agreed proportions).  Rio Narcea intends to formally reflect this in the employment or consulting agreements of the officers concerned prior to the Expiry Time.

Other than the Support Agreement, the Lock-Up Agreement, and as otherwise described herein, there are no contracts, arrangements or understandings, formal or informal, between the Offeror or Lundin Mining and any Shareholder or Warrantholder with respect to the Offer or between the Offeror or Lundin Mining and any person or company with respect to any securities of Rio Narcea in relation to the Offer.

Other than the Support Agreement and the Lock-Up Agreement, there are no business relationships between the Offeror or Lundin Mining and their associates or affiliates and Rio Narcea that are material to any of them.  Except as described in the Offer and Circular, neither Lundin Mining nor the Offeror has any knowledge of whether any Shareholder will accept the Offer.

Effective April 4, 2007, Lundin Mining entered into the Lock-Up Agreement with each of the Locked-Up Shareholders.  As of the date of the Lock-Up Agreement, each Locked-Up Shareholder represented that it beneficially owned the following number of Shares and Options:  Chris von Christierson (415,000 Options); Anthony H. Bloom (50,000 Shares and 245,000 Options); David N. Murray (245,000 Options); David Baril (425,000 Options); Alberto Lavandeira (355,248 Shares; 450,000 Options), Javier Colilla (144,800 Shares; 271,000 Options); Eric Schwitzer (20,000 Shares; 175,000 Options); Rupert Pennant-Rea (40,000 Shares; 175,000 Options); Hugh Snyder (208,800 Shares; 255,000 Options); Omar Gomez (253,000 Options); Clifford Davis (19,842 Shares; 228,332 Options); 639941 B.C. Ltd. (10,000 Shares), SART Securities Limited (4,163,705 Shares); RN Inversiones S.A. (3,900,362 Shares), Varian Investments Ltd. (579,000 Shares), Mousehole Limited (40,000 Shares), Rosemary Bloom Settlement (40,000 Shares), Andrew Bloom Settlement (40,000) and Dominique Bauthier Settlement (15,700 Shares).  The Lock-Up Agreement sets forth the terms and conditions under which the Offeror agrees to make the Offer and the agreement of the Locked-Up Shareholders, subject to the terms and conditions of the Lock-Up Agreement, to tender their respective Shares in acceptance of the Offer.  The Locked-Up Shareholders include all of the directors and officers (and certain associates thereof) of Rio Narcea.

The Lock-Up Agreement contains certain customary representations and warranties of each Locked-Up Shareholder.  The following is a summary of the material provisions of the Lock-Up Agreement.

Making of the Offer

Pursuant to the Lock-Up Agreement, the Offeror agrees to make the Offer for all of the Shares on the terms and conditions set forth in the Support Agreement and otherwise in accordance with applicable securities Laws.

Deposit of Shares; Support of the Offer

Each Locked-Up Shareholder has agreed, subject to the terms and conditions of the Lock-Up Agreement:

(a)

to tender all of his Shares to the Offer within 10 calendar days of the date of the Offer and not withdraw such Shares or take any action to withdraw such Shares;

(b)

to exercise or, if applicable, conditionally exercise, his Options and Warrants and tender the Shares acquired upon such exercise or conditional exercise, to the Offer not later than five Business Days prior to the Initial Expiry Time and not withdraw such Shares or take any action to withdraw such Shares;

(c)

exercise the voting rights attaching to his Shares and otherwise use their commercially reasonable efforts in their capacity as a shareholder of Rio Narcea to oppose any proposed action by Rio Narcea, the Shareholders, any of Rio Narcea's subsidiaries or any other person: (i) in respect of any merger, take-over bid, amalgamation, plan of arrangement, business combination or similar transaction involving Rio Narcea or any subsidiary other than the Offer; (ii) which would reasonably be regarded as being directed towards or likely to prevent or delay the take-up of and payment for the Shares deposited under the Offer or the successful completion of the Offer; or (iii) which would reasonably be expected to result in a material adverse effect in respect of Rio Narcea;

(d)

not to acquire direct or indirect beneficial ownership or holding of or control or direction over any additional Shares or obtain or enter into any right to do so, with the exception of any Shares acquired pursuant to the exercise of Options or Warrants or as specifically contemplated by the Lock-up Agreement;

(e)

not to grant or agree to grant any proxy or other right to his Shares, or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of such Shares to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting thereof;

(f)

not to dispose of any of his Shares, Options or Warrants or enter into any agreement to do so; and

(g)

not to solicit or arrange or provide assistance to any other person to arrange for the solicitation of, purchases of or offers to sell Shares or act in concert or jointly with any other person for the purpose of acquiring Shares or the purpose of affecting the control of Rio Narcea.

No Solicitation

The Locked-Up Shareholders have also agreed, until the earlier of the termination of the Lock-up Agreement and the Expiry Time, (i) to immediately cease any existing solicitations, discussions or negotiations it is engaged in with any person other than the Offeror or its affiliates with respect to or which could lead to any potential Acquisition Proposal; (ii) promptly advise Lundin Mining of (A) any proposal, inquiry, offer or request that the Locked-up Shareholder receives or becomes aware of that relates to or which could lead to a bona fide Acquisition Proposal; or (B) any request that the Locked-up Shareholder receives for material non-public information relating to Rio Narcea, any of its subsidiaries or its mineral properties by any person that is considering making or has made an Acquisition Proposal; (iii) not to, in any manner, directly or indirectly, solicit or encourage proposals or offers from, or enter into discussions or negotiations with, any person other than the Offeror relating to an Acquisition Proposal or in any way co-operate with or assist or participate in, knowingly facilitate or encourage any of the foregoing; and (ii) not to initiate or participate in any solicitation of Shareholders, nor induce any other person to initiate any transaction which may reduce the likelihood of the Offer being successful.

Superior Proposals

If a Superior Proposal is made, unless the Offeror amends the Offer to at least match such Superior Proposal within five Business Days of the Superior Proposal being made, the Locked-Up Shareholders may withdraw any of their Shares tendered to the Offer and may tender such Shares to the Superior Proposal.

Termination of the Lock-Up Agreement

The Lock-Up Agreement will terminate upon the termination of the Support Agreement in accordance with its terms or earlier if, in so far as it relates to a given Locked-up Shareholder, by mutual consent of Lundin Mining, the Offeror and such Locked-up Shareholder or if there is a breach or non-performance by the Offeror of a material obligation or covenant under the Lock-up Agreement or if any representation or warranty of the Offeror contained in the Lock-Up Agreement is untrue or incorrect in any material respect, where such breach is reasonably likely to prevent or materially delay consummation of the Offer.  In addition, Lundin Mining and the Offeror may terminate the Lock-up Agreement if any Locked-up Shareholder has not complied in any material respect with all of its covenants under the Lock-up Agreement or if any representation or warranty of any Locked-up Shareholder under the Lock-up Agreement is untrue or incorrect in any material respect.

MATERIAL CHANGES IN THE AFFAIRS OF RIO NARCEA

The Offeror has no information which indicates any material change in the affairs of Rio Narcea, and Rio Narcea has represented to the Offeror that there has not been any material change in the affairs of Rio Narcea, since the date of the last published financial statements of Rio Narcea, other than as has been publicly disclosed by Rio Narcea or as disclosed in this Circular.  Other than as has been publicly disclosed or as disclosed in this Circular, neither Lundin Mining nor the Offeror has knowledge of any other matter which would reasonably be expected to affect the decision of Shareholders or Warrantholders to accept or reject the Offer.

EXPENSES OF THE OFFER

The Offeror estimates that if it acquires all of the Shares and Warrants pursuant to the Offer, the total amount of its expenses related to the Offer will be approximately $5,000,000.  Such fees and expenses will be paid by the Offeror out of funds obtained from Lundin Mining, as described under ''Source of Funds'' above.

DEPOSITARY AND INFORMATION AGENT

Lundin Mining has engaged Computershare Investor Services Inc. as the Depositary for the Offer.  The Depositary will receive deposits of certificates for Shares and Warrants and Letters of Transmittal and Notices of Guaranteed Delivery under the Offer.  The duties of the Depositary also include making payment for all Shares and Warrants purchased by the Offeror under the Offer.  The Depositary will receive reasonable and customary compensation from Lundin Mining for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection therewith.

Lundin Mining has retained Georgeson Shareholder Communications Canada, Inc. to act as Information Agent for the Offer.  The Information Agent may contact Shareholders and Warrantholders by mail, telephone, facsimile or email and may also conduct personal interviews and may request that brokers, dealers, banks, trust companies and other intermediaries forward materials relating to the Offer to beneficial owners of Shares and Warrants.

Lundin Mining has agreed to pay the Information Agent a $45,000 nonrefundable program management fee.  The Information Agent will also receive a fee of $6.00 per call for inbound and outbound calls to retail shareholders of Rio Narcea.

Depositing Shareholders and Warrantholders will not be obligated to pay any brokerage fee or commission with respect to the purchase of Shares or Warrants by the Offeror pursuant to the Offer if they accept the Offer by depositing their Shares and Warrants directly with the Depositary or by utilizing the services of any member of the Soliciting Dealer Group to accept the Offers.  If a depositing Shareholder owns Shares or Warrants through a broker or other nominee and such broker or nominee deposits Shares or Warrants on the holder's behalf, the broker or nominee may charge a fee for performing this service. Except as set forth above, the Offeror will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Shares and Warrants pursuant to the Offer (other than to the Dealer Manager, the Soliciting Dealers and the Depositary).

DEALER MANAGER AND SOLICITING DEALER GROUP

Lundin Mining has appointed Haywood Securities as Dealer Manager in respect of the Offer.  Haywood Securities will form a soliciting dealer group consisting of members of the Investment Dealers Association of Canada and members of Canadian stock exchanges to solicit acceptances of the Offer in Canada.  Lundin Mining has agreed to pay to each member of the Soliciting Dealer Group, whose name appears in the appropriate space in the Letter of Transmittal accompanying a deposit of Shares or Warrants, a fee of $0.01 for each such Share and $0.005 for each such Warrant deposited and taken up by the Offeror under the Offer subject to limits on the amounts payable in respect of any single depositing Shareholder or Warrantholder.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides Shareholders and Warrantholders with, in addition to any other rights they may have at law, rights of rescission or damages or both, if there is misrepresentation in a circular or notice that is required to be delivered to such Shareholders and Warrantholders.  However, such rights must be exercised within prescribed time limits.  Shareholders and Warrantholders should refer to the applicable provisions of the securities legislation of their province or territory of residence for particulars of those rights or consult with a lawyer.

DIRECTORS' APPROVAL

The contents of the Offer and the Circular have been approved and the sending, communication or delivery thereof to the Shareholders and Warrantholders has been authorized by the board of directors of each of the Offeror and Lundin Mining Corporation.

CONSENT OF COUNSEL TO OFFEROR

To:

The Board of Directors of Lundin Mining Corporation and 0766284 B.C. Ltd.

We hereby consent to the reference to our opinion contained under ''Certain Canadian Federal Income Tax Considerations'' in the take-over bid circular dated April 20, 2007 relating to the offer by the Offeror to purchase all of the common shares and common share purchase warrants of Rio Narcea Gold Mines, Ltd.

April 20, 2007	(Signed)
Thorsteinssons LLP
Vancouver, British Columbia	Barristers and Solicitors

CERTIFICATE OF 0766284 B.C. LTD.

April 20, 2007

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(Signed) Karl Axel Waplan	(Signed)	Kevin Hisko
President and Chief Executive Officer		Director

CERTIFICATE OF LUNDIN MINING CORPORATION

April 20, 2007

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(Signed) Karl-Axel Waplan	(Signed) Anders Haker
President and Chief Executive Officer	Chief Financial Officer

(Signed) Lukas Lundin	(Signed) Colin K. Benner
Chairman and Director	Vice Chairman and Director

THE DEPOSITARY FOR THE OFFER IS:

Computershare Investor Services Inc.

The office of the Depositary is:

By Registered Mail, Hand or Courier

100 University Avenue, 9th Floor
Toronto, Ontario  M5J 2Y1

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario  M5C 3H2
Attention: Corporate Actions

Inquiries

North American Toll Free:  1-800-564-6253

Outside of North America:  1-514-982-7555

E-mail: corporateactions@computershare.com

THE INFORMATION AGENT FOR THE OFFER IS:

Georgeson Shareholder Communications Canada, Inc.

100 University Avenue
11th Floor, South Tower
Toronto, Ontario  M5J 2Y1

North American Toll Free:  1-866-676-3005

THE DEALER MANAGER FOR THE OFFER IS:

Haywood Securities Inc.

Suite 2000-400 Burrard Street

Vancouver, British Columbia  V6C 3A6

Telephone: 604-697-7113

North American Toll Free: 1-800-663-9499

Any questions or requests for assistance may be directed by Shareholders and Warrantholders to the Depositary, the Information Agent or the Dealer Manager at their respective telephone numbers and locations set forth above.

Please direct all inquiries to:

QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE INFORMATION IN THIS DOCUMENT SHOULD BE DIRECTED TO OUR INFORMATION AGENT:

100 University Avenue

11th Floor, South Tower

Toronto, Ontario

M5J 2Y1

North American Toll Free Number: 1-866-676-3005

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.  THE DEPOSITARY OR THE INFORMATION AGENT (SEE LAST PAGE FOR RESPECTIVE ADDRESSES AND TELEPHONE NUMBERS) OR YOUR BROKER OR OTHER FINANCIAL ADVISOR CAN ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

LETTER OF TRANSMITTAL

for Deposit of Common Shares and Warrants of
RIO NARCEA GOLD MINES, LTD.

pursuant to the Offer dated April 20, 2007 made by

0766284 B.C. Ltd.
an indirect wholly-owned subsidiary of
LUNDIN MINING CORPORATION

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 6:00 P.M. (EASTERN TIME) ON MAY 29, 2007 ("EXPIRY TIME") UNLESS EXTENDED, WITHDRAWN OR VARIED.

This Letter of Transmittal, or a facsimile thereof, properly completed and duly executed together with all other required documents must accompany certificates for common shares (the ''Shares'') and warrants (the ''Warrants'') in the capital of Rio Narcea Gold Mines, Ltd. (''Rio Narcea'') deposited pursuant to the offer dated April 20, 2007 (the ''Offer'') made by 0766284 B.C. Ltd. (the ''Offeror'') to holders of Shares (the ''Shareholders'') and Warrants (the ''Warrantholders'' and, together with the Shareholders, the ''Securityholders'').

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer and the Circular dated April 20, 2007 have the meanings set out in the Offer and Circular.

The Depositary, the Information Agent or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see back page of this document for addresses and telephone numbers).  A Securityholder who wishes to deposit Shares or Warrants pursuant to the Offer and whose Shares or Warrants, as applicable, are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Shares and Warrants pursuant to the Offer.

Securityholders who wish to deposit Shares and Warrants but whose certificates representing such Shares and Warrants are not immediately available or who are not able to deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, must deposit their Shares and Warrants according to the guaranteed delivery procedure set forth in Section 3 of the Offer, ''Manner of Acceptance - Procedure for Guaranteed Delivery''.  See also Instruction 2 of this Letter of Transmittal, ''Procedures for Guaranteed Delivery''.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH HEREIN WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND IF YOU ARE A U.S. SECURITYHOLDER, YOU MUST ALSO COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED HEREIN.  SEE INSTRUCTION 9 OF THIS LETTER OF TRANSMITTAL, ''IMPORTANT TAX INFORMATION FOR U.S. SECURITYHOLDERS''.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful.  The Offer is not being made or directed to, nor will deposits of Shares or Warrants be accepted from or on behalf of, Securityholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

TO:

0766284 B.C. LTD.

AND TO:

COMPUTERSHARE INVESTOR SERVICES INC., as DEPOSITARY

The undersigned delivers to you the enclosed certificate(s) for Shares and/or Warrants and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Shares and Warrants upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):

Share or Warrant Certificate Number(s) (if available)	Name(s) in which Registered (please print and fill in exactly as name(s) appear(s) on certificates.)	Number of Shares or Warrants Represented by Certificate	Number of Shares or Warrants Deposited*

TOTAL
* Unless otherwise indicated, the total number of Shares or Warrants evidenced by all certificates delivered will be deemed to have been deposited.

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

The undersigned:

(a)

acknowledges receipt of the Offer and accompanying Circular;

(b)

represents and warrants that: (i) the undersigned owns the number of Shares and/or Warrants represented by the certificate(s) described above and delivered herewith (the ''Deposited Securities''); (ii) the undersigned has full power and authority to deposit, sell, assign and transfer the Deposited Securities and any rights and benefits arising from such Deposited Securities including, without limitation, any and all dividends, distributions, payments, securities, rights, property or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the Deposited Securities or any of them on or after April 20, 2007 (collectively, ''distributions'') being deposited to the Offer; (iii) the undersigned has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Deposited Securities or any distributions to any other person; (iv) when the Deposited Securities and any distributions are taken up and paid for by the Offeror, the Offeror will acquire good title to the Deposited Securities free from all liens, restrictions, charges, encumbrances, claims and equities whatsoever; (v) the deposit of the Deposited Securities and any distributions complies with applicable securities laws; and (vi) the jurisdiction of residence of the undersigned is as specified below;

(c)

irrevocably assigns to the Offeror all of the right, title and interest of the undersigned in and to the Deposited Securities and any distributions, effective on and after the date that the Offeror takes up and pays for the Deposited Securities;

(d)

irrevocably constitutes and appoints any officer of the Offeror and each of them, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Deposited Securities taken up and paid for under the Offer (the ''Purchased Securities'') and with respect to any distributions, effective on and after the date that the Offeror takes up and pays for the Purchased Securities (the ''Effective Date''), with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest):

(i)

to register or record, transfer and enter the transfer of Purchased Securities and any distributions on the appropriate register of holders maintained by Rio Narcea; and

(ii)

except as otherwise may be agreed, to exercise any and all of the rights of the holder of the Purchased Securities and distributions, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities and distributions, revoke any such instrument, authorization, or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of such Securityholder in respect of such Purchased Securities and distributions for all purposes including without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Rio Narcea, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Securities and distributions, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Securities and distributions;

2

(e)

revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Securities or any distributions. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Securities or any distributions by or on behalf of the undersigned, unless the Deposited Securities are not taken up and paid for under the Offer;

(f)

acknowledges that if it entered into a Lock-up Agreement with the Offeror, its obligations under such agreement remain in effect and must be complied with, notwithstanding the provisions of this Letter of Transmittal that may be more permissive;

(g)

agrees not to vote any of the Purchased Securities or distributions at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Rio Narcea and, except as may otherwise be agreed, not to exercise any and all of the other rights or privileges attached to the Purchased Securities or distributions;

(h)

agrees to execute and deliver to the Offeror, provided it is not contrary to any applicable law, at any time and from time to time, as and when requested by, and at the expense of the Offeror, any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to the Offeror, in respect of the Purchased Securities or distributions. The undersigned agrees further to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or proxy nominee or nominees in respect of such Purchased Securities or distributions and that upon such appointment, all prior proxies shall be revoked and no subsequent proxies may be given with respect thereto;

(i)

covenants and agrees to execute, upon request, any additional documents, transfers and other assurances, as and when requested by, and at the expense of the Offeror, to complete the sale, assignment and transfer of the Purchased Securities and distributions to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred shall survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representations, successors and assigns of the holder;

(j)

instructs the Offeror and the Depositary, upon the Offeror taking up the Deposited Securities, to issue or cause to be issued a cheque representing the consideration payable under the Offer to the undersigned for the Deposited Securities in the name indicated below and to send such cheque by first class mail, postage prepaid, or to hold same for pick-up, in accordance with the instructions given below.  Should any Deposited Securities not be purchased, the deposited certificates and other relevant documents shall be returned in accordance with the instructions in the preceding sentence;

(k)

acknowledges and agrees that under no circumstances will interest accrue or be paid by the Offeror or the Depositary on any Deposited Securities, regardless of any delay in making such payment;

(l)

agrees that if Rio Narcea should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Shares or Warrants which is or are payable or distributable to the holders of Shares or Warrants of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by or on behalf of Rio Narcea of such Shares or Warrants following acceptance thereof for purchase pursuant to the Offer, then the whole of any such distribution or right will be received and held by the depositing Securityholder for the account of the Offeror and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such distribution or right, and the Offeror may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion;

3

(m)

by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Deposited Securities will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and that the Offeror reserves the absolute right to reject any and all deposits that it determines not to be in a proper form or which, in the opinion of its counsel, the Offeror is not legally permitted to accept under the laws of any applicable jurisdiction and that the Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Deposited Securities and acknowledges that there shall be no duty or obligation on the Offeror, the Depositary, the Information Agent or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice and that the Offeror's interpretation of the terms and conditions of the Offer including the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery shall be final and binding;

(n)

acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned; and

(o)

hereby acknowledges that, except as stated in the Offer, the deposit of Shares and/or Warrants pursuant to this Letter of Transmittal is irrevocable.

By reason of the use by the undersigned of an English language form of this Letter of Acceptance and Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Acceptance and Transmittal, as well as all documents relating thereto, be drawn up exclusively in the English language. En raison de l'usage de la version anglaise de la présente lettre d'acceptation et d'envoi par le soussigné, ce dernier et les destinataires sont réputés avoir demandé que tout contrat attesté par l'offre telle quelle est acceptée au moyen de cette lettre d'acceptation et d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

4

YOU MUST:

(I)

COMPLETE BLOCK A;

(II)

COMPLETE BLOCK B OR CHECK BLOCK C;

(III)

COMPLETE BLOCK D, IF APPLICABLE;

(IV)

COMPLETE BLOCK E; AND

(III)

COMPLETE BLOCK F, IF APPLICABLE.

BLOCK A	BLOCK B

ISSUE CHEQUE IN THE NAME OF:	SEND CHEQUE (Unless Block "C" is
(please print)	Checked) TO:

(Name)	(Name)

(Street Address and Number)

(City and Province or State)	(Street Address and Number)

(Country and Postal (Zip) Code)

(Telephone – Business Hours)	(City and Province or State)

(Tax Identification, Social Insurance or Social Security Number)	(Country and Postal (Zip) Code)

E-mail Address

BLOCK C
☐	HOLD CHEQUE FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY

BLOCK D
☐

CHECK HERE IF SHARES AND/OR WARRANTS ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type)

	Name of Registered Holders	Date of Guaranteed Delivery
Name of Institution which Guaranteed Delivery

5

BLOCK E - STATUS AS U.S. SECURITYHOLDER (See Instruction 9)
Indicate whether you are a U.S. Securityholder or are acting on behalf of a U.S. Securityholder.
☐ The person signing on page 7 of this Letter of Transmittal represents that it is not a U.S. Securityholder and is not acting on behalf of a U.S. Securityholder.
☐ The person signing on page 7 of this Letter of Transmittal is a U.S. Securityholder or is acting on behalf of a U.S. Securityholder.

A "U.S. Securityholder" is any holder of Shares or Warrants (as applicable) that is either providing an address in Block A or B that is located within the United States or any territory or possession thereof, or that is a U.S. person for U.S. federal income tax purposes.

To avoid U.S. backup withholding, if you are a U.S. Securityholder or acting on behalf of a U.S. Securityholder, you must furnish Substitute Form W-9. You can find more information in Instruction 9 "Important Tax Information For U.S. Securityholders".

SECURITYHOLDER SIGNATURE
By signing below, the Securityholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by (if required under Instruction 4):	Dated:

Authorized Signature of Guarantor	Signature of Securityholder or Authorized
Representative – See Instructions 3, 4 and 5

Name of Guarantor (please print or type)	Name of Securityholder or Authorized Representative
(please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile of
Securityholder or daytime telephone number and
facsimile of Authorized Representative

Tax Identification, Social Insurance or
Social Security Number of Securityholder

Additional signatures for joint Securityholders (if required):	Dated:

Signature of Securityholder or Authorized
Representative – See Instructions 3, 4 and 5

Name of Securityholder or Authorized Representative
(please print or type)

Daytime telephone number and facsimile of
Securityholder or daytime telephone number and
facsimile of Authorized Representative

Tax Identification, Social Insurance or
Social Security Number of Securityholder

6

BLOCK F INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER The undersigned represents that the dealer who solicited and obtained this deposit is:

(Firm)	(Registered Representative)	(Telephone Number) (Fax)

(Address)	(Registered Representative Identification Number)

☐ CHECK HERE IF LIST OF BENEFICIAL OWNERS IS ATTACHED

☐ CHECK HERE IF DISKETTE TO FOLLOW

INSTRUCTIONS

1.

Use of Letter of Transmittal

(a)

This Letter of Transmittal (or an originally signed facsimile copy thereof) together with accompanying certificates representing the Deposited Securities must be received by the Depositary at any of the offices specified below before 6:00 p.m. (Eastern time) on May 29, 2007, the Expiry Date, unless the Offer is extended or unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

(b)

In all cases, the method used to deliver this Letter of Transmittal and any accompanying certificates representing Shares or Warrants is at the option and risk of the Securityholder, and delivery will be deemed effective only when such documents are actually received. The Offeror recommends that the necessary documentation be hand delivered to the Depositary at its office specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended.  Securityholders whose Shares or Warrants are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Shares or Warrants.  Delivery to any office or transmission other than to the specified office or facsimile number does not constitute delivery for this purpose.

(c)

Under certain circumstances, it may be necessary for a Securityholder to deliver certificate(s) representing Shares and/or Warrants at different times. In those circumstances, Securityholders should deliver this Letter of Transmittal or a facsimile copy hereof, properly completed and manually signed, with each delivery of certificates.

2.

Procedures for Guaranteed Delivery

If a Securityholder wishes to deposit Shares and/or Warrants pursuant to the Offer and (i) the certificate or certificates representing such Shares or Warrants are not immediately available or (ii) the Securityholder cannot deliver the certificate or certificates representing such Shares or Warrants and all other required documents to the Depositary prior to the Expiry Time, such Shares or Warrants may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a)

the deposit is made by or though an Eligible Institution (as defined below);

(b)

the Notice of Guaranteed Delivery, properly completed and manually signed (or a manually executed facsimile), together with a guarantee by an Eligible Institution in the form set forth below, is received by the Depositary at its Toronto, Ontario office at or before the Expiry Time; and

(c)

the certificate or certificates representing the Deposited Securities, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually executed facsimile copy) and all other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary by 6:00 p.m. (Eastern time) on the third trading day on the Toronto Stock Exchange after the Expiry Date.

7

The Notice of Guaranteed Delivery must be delivered by hand, by courier, or transmitted by facsimile or mail to the Depositary at its office in Toronto, Ontario at the applicable address set out in the Notice of Guaranteed Delivery so as to be received by the Depositary prior to 6:00 p.m. (Eastern time) on May 29, 2007, and must include a signature that is medallion guaranteed by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and this Letter of Transmittal and accompanying certificates to any office other than such office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

An ''Eligible Institution'' means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (''STAMP''), a member of the Stock Exchange Medallion Program (''SEMP'') or a member of the New York Stock Exchange Inc. Medallion Signature Program (''MSP''). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

3.

Signatures

This Letter of Transmittal must be filled in and signed by the Securityholder accepting the Offer described above or by such Securityholder's duly authorized representative (in accordance with Instruction 5).

(a)

If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s) or if a cheque is to be issued to a person other than the registered owner(s):

(i)

such deposited certificate(s) must be endorsed or be accompanied by an appropriate power of attorney duly and properly completed by the registered owner(s); and

(ii)

the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4.

Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Deposited Securities (as shown on the register of shareholders or warrantholders (as applicable) maintained by the registrar and transfer agent for the Shares and Warrants), if the cheque for the consideration payable for the Deposited Securities under the Offer is to be issued to a person other than such registered owners, or if Deposited Securities deposited but not tendered are to be returned to a person other than such registered owner(s), such signature must be medallion guaranteed by an Eligible Institution.

5.

Fiduciaries, Representatives and Authorizations

If this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Offeror or the Depositary, at their sole discretion, may require additional evidence of authority or additional documentation.

6.

Partial Tenders

If less than the total number of Shares or Warrants (as applicable) evidenced by any certificate submitted is to be deposited, fill in the number of Shares or Warrants to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Shares or Warrants not deposited will be sent to the registered holder unless otherwise provided as soon as practicable after the Expiry Time. The total number of Shares or Warrants evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

8

7.

Miscellaneous

(a)

If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Securities, additional certificate numbers and number of Deposited Securities may be included on a separate signed list affixed to this Letter of Transmittal.

(b)

If Deposited Securities are registered in different forms (e.g. ‘John Doe' and ‘J. Doe') a separate Letter of Transmittal should be signed for each different registration.

(c)

No alternative, conditional or contingent deposits will be accepted and no fractional Shares or Warrants will be purchased.

(d)

The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

(e)

No brokerage fees or commissions will be payable if the Offer is accepted by depositing Shares or Warrants directly with the Depositary. The Offeror will pay any stock transfer taxes with respect to the transfer and sale of the Shares or Warrants to it or its order by the registered owner pursuant to the Offer.

(f)

Questions and requests for assistance may be directed to the Depositary or the Information Agent.  Additional copies of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary or the Information Agent.

8.

Lost Certificates

If a share or warrant certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss to the Depositary.  The Depositary will respond with replacement requirements, which must be properly completed and submitted in good order to the Depositary on or prior to the Expiry Time.

9.

Important Tax Information For U.S. Securityholders

Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, Securityholders are hereby notified that: (i) any discussion of U.S. federal tax issues contained or referred to in this Letter of Transmittal or in any document referred to herein is not intended or written to be used, and cannot be used by Securityholders for the purpose of avoiding penalties that may be imposed on them under the U.S. Internal Revenue Code; (ii) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (iii) Securityholders should seek advice based on their particular circumstances from an independent tax advisor.

To prevent backup withholding on any payment made to a U.S. Securityholder (or person acting on behalf of a U.S. Securityholder) with respect to Shares or Warrants tendered, you are required, if you are a U.S. person (as defined below), to notify the Depositary of your current U.S. taxpayer identification number, or TIN (or the TIN of the person on whose behalf you are acting), by completing the Substitute Form W-9 as described more fully below.

Backup withholding is not an additional tax. Amounts withheld are creditable against the U.S. Securityholder's regular U.S. federal income tax liability, and any amount overwithheld generally will be refundable to the Securityholder if the U.S. Securityholder properly files a U.S. federal income tax return.

Each U.S. Securityholder is urged to consult his or her own tax advisor to determine whether such holder is required to furnish a Substitute Form W-9 or is exempt from backup withholding and information reporting.

You are a U.S. person if you are, for U.S. federal income tax purposes, a citizen or a resident of the United States (including a U.S. resident alien), a partnership, corporation, company, or association created or organized under the laws of the United States or any political subdivision thereof or therein, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust if  (i) a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (ii) the trust was in existence on August 20, 1996 and has properly elected under applicable treasury regulations to be treated as a U.S. person.

Each tendering U.S. person is required to provide the Depositary with a correct TIN and with certain other information on a Substitute Form W-9, which is attached below, and to certify that the TIN provided is correct (or that such U.S. person is awaiting a TIN) and that (i) the U.S. person has not been notified by the Internal Revenue Service that the U.S. person is subject to backup withholding as a result of a failure to report all interest or dividends or (ii) the Internal Revenue Service has notified the U.S. person that the U.S. person is no longer subject to backup withholding.

9

The TIN is generally the U.S. person's U.S. Social Security number or the U.S. federal employer identification number. The U.S. person is required to furnish the TIN of the registered owner of the Shares or Warrants. The enclosed ''Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9'' explain the proper certification to use if the Shares or Warrants are registered in more than one name or are not registered in the name of the actual owner. The U.S. Securityholder may write ''Applied For'' on the Substitute Form W-9 if the tendering U.S. person has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the U.S. Securityholder writes ''Applied For'' on the TIN line of the Substitute Form W-9 and the Depositary is not provided with a TIN by the time of payment, the Depositary will backup withhold a portion of such payments. Certain U.S. persons are not subject to these backup withholding and reporting requirements. See the enclosed ''Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9'' for additional instructions.

Failure to provide the required information on the Substitute Form W-9 may subject the tendering U.S. person to a US$50 penalty imposed by the Internal Revenue Service and backup withholding of a portion of any payment. More serious penalties may be imposed for providing false information which, if willfully done, may result in fines and/or imprisonment.

10.

Assistance

THE DEPOSITARY (SEE BACK COVER PAGE FOR ITS ADDRESSES AND TELEPHONE NUMBERS) OR YOUR BROKER OR OTHER FINANCIAL ADVISOR CAN ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL

THIS LETTER OF TRANSMITTAL OR A MANUALLY EXECUTED FACSIMILE (TOGETHER WITH CERTIFICATES FOR DEPOSITED SECURITIES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY EXECUTED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

10

IF YOU ARE A U.S. SECURITYHOLDER, PLEASE COMPLETE THE SUBSTITUTE FORM W-9 BELOW TO PROVIDE YOUR TAX IDENTIFICATION NUMBER AND A CERTIFICATION AS TO YOUR EXEMPTION FROM BACK-UP WITHHOLDING

TO BE COMPLETED BY

TENDERING HOLDERS

OF SHARES AND/OR WARRANTS

(OR OTHER PAYEES)

SUBSTITUTE

Form W-9

Department of the Treasury

Internal Revenue Service

Payor's Request for Taxpayer

Identification Number (TIN)

And Certification

Part I – TIN – For all accounts enter your TIN on the appropriate line at right.  Certify by signing an dating below.  For further instructions, see Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

Social Security Number OR Employer Identification Number (if awaiting TIN, write ''Applied For'')

Part II – For Payees exempt from backup withholding, see the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, check the Exempt box below, and complete the Substitute Form W-9.

Exempt   ☐

Name: Business Name:
Please check appropriate box ☐ Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Other Address: City: State: Zip code:

Part III – Certification – Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct TIN (or I am waiting for a number to be issued to me); and

(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. person (including a U.S. resident alien).

Certification Instructions — You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines).

Signature:                                                                                                           Date:

11

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU
WROTE ''APPLIED FOR'' IN PART I OF THIS SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a TIN has not been issued to me, and either (a) I have mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that, notwithstanding the information I provided in Part III of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting TIN), all payments made to me before I provide a properly certified TIN will be subject to the applicable percentage of backup withholding tax.

Signature:	Date:

Note: Failure to complete and return this Substitute Form W-9 may subject you to applicable U.S. Federal income tax withholding on any payments made to you. Please review the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional details.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

Specific Instructions

Name. If you are an individual, you must generally enter the name shown on your social security card. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first and then circle the name of the person or entity whose number you enter in Part I of the form.

Sole proprietor. Enter your individual name as shown on your social security card on the ''Name'' line. You may enter your business, trade, or ''doing business as (DBA)'' name on the ''Business name'' line.

Limited liability company (LLC). If you are a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Treasury Regulations section 301.7701-3, enter the owner's name on the ''Name'' line. Enter the LLC's name on the ''Business name'' line. Check the appropriate box for your filing status (sole proprietor, corporation, etc.), then check the box for ''Other'' and enter ''LLC'' in the space provided.

Other entities. Enter your business name as shown on required U.S. Federal tax documents on the ''Name'' line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the ''Business name'' line.

Note: You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.).

Exempt From Backup Withholding

If you are exempt, enter your name as described above and check the appropriate box for your status, then check the ''Exempt from backup withholding'' box in Part II of the Form, sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note: If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

Exempt payees.  Backup withholding is not required on any payments made to the following payees:

12

1.

An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 40l(f)(2),

2.

The United States or any of its agencies or instrumentalities,

3.

A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

4.

A foreign government or any of its political subdivisions, agencies, or instrumentalities,

5.

An international organization or any of its agencies or instrumentalities,

6.

A corporation,

7.

A foreign central bank of issue,

8.

A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

9.

A futures commission merchant registered with the Commodity Futures Trading Commission,

10.

A real estate investment trust,

11.

An entity registered at all times during the tax year under the Investment Company Act of 1940,

12.

A common trust fund operated by a bank under section 584(a),

13.

A financial institution,

14.

A middleman known in the investment community as a nominee or custodian, and

15.

A trust exempt from tax under section 664 or described in section 4947.

Part I — Taxpayer Identification Number (TIN)

Enter your TIN on the appropriate line.

If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it on the social security number line. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are an LLC that is disregarded as an entity separate from its owner (see Limited liability company (LLC) above), and are owned by an individual, enter your SSN (or EIN, if you have one). If the owner of a disregarded LLC is a corporation, partnership, etc., enter the owner's EIN.

Note:

    See the chart on the next page for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form on-line at www.socialsecurity.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN or Form SS-4, Application for Employer Identification Number, to apply for an FIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses/ and clicking on Employer ID numbers under Related Topics. You may get Forms W-7 and SS-4 from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS's Internet Web Site at www.irs.gov.

If you do not have a TIN, write ''Applied For'' in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

13

Note:

Writing ''Applied For'' means that you have already applied for a TIN or that you intend to apply for one soon.

Part II -  Certification.

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, and 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required).

Complete the certification as provided in 1 through 4 below.

I.

Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2.

Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3.

Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4.

Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. ''Other payments'' include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a non-employee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to give your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal non-tax criminal laws and to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold applicable rates of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

What Name and Number To Give the Requestor

	For this type of account:	Give name and SSN of:
1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined
funds, the first individual on the account(1)
3.	Custodian account of a minor (Uniform, gift to Minors Act)	The minor(2)
4.	a. The usual revocable savings trust (grantor is also trustee)	The Grantor-trustee(1)
	b. So-called trust account that is not a legal or valid trust under state law	The actual owner(1)
5.	Sole proprietorship or single-owner LLC	The owner(3)
6.	A valid trust, estate, or pension trust	Legal entity(4)
7.	Corporate or LLC electing corporate status on Form 8832	The corporation
8.	Association, club, religious, charitable, educational, or other tax-	The organization
exempt organization
9.	Partnership or multi-member LLC	The partnership
10.	A broker or registered nominee	The broker or nominee
11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

14

Notes:

(1)

List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

(2)

Circle the minor's name and furnish the minor's SSN.

(3)

You must show your individual name, but you may also enter your business or ''DBA'' name on the business name line. You may use either your SSN or EIN (if you have one). If you are a sole proprietor, the IRS encourages you to use your SSN.

(4)

List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note:

If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

15

THE DEPOSITARY FOR THE OFFER IS:

Computershare Investor Services Inc.

The office of the Depositary is:

By Registered Mail, Hand or Courier

100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Attention: Corporate Actions

Inquiries

North American Toll Free:   1-800-564-6253
Outside of North America:   1-514-982-7555
E-mail: corporateactions@computershare.com

THE INFORMATION AGENT FOR THE OFFER IS:

Georgeson Shareholder Communications Canada, Inc.

100 University Avenue
11th Floor, South Tower
Toronto, Ontario M5J 2Y1

North American Toll Free: 1-866-676-3005

Any questions and requests for assistance may be directed by Securityholders to the Depositary or the Information Agent at their respective telephone numbers and locations set out above. Securityholders may also contact their broker, or other financial advisor for assistance concerning the Offer.

16

THIS IS NOT A LETTER OF TRANSMITTAL.  USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT YOUR SHARE CERTIFICATES ARE NOT IMMEDIATELY AVAILABLE OR YOU ARE NOT ABLE TO DELIVER YOUR SHARE CERTIFICATES TO THE DEPOSITARY BEFORE THE EXPIRY TIME.

NOTICE OF GUARANTEED DELIVERY

for Deposit of Common Shares and Warrants of

RIO NARCEA GOLD MINES, LTD.

Pursuant to the Offer dated April 20, 2007 made by

0766284 B.C. Ltd.
an indirect wholly-owned subsidiary of

LUNDIN MINING CORPORATION

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 6:00 P.M. (EASTERN TIME) ON MAY 29, 2007 (''EXPIRY TIME'') UNLESS EXTENDED, WITHDRAWN OR VARIED.

This Notice of Guaranteed Delivery must be used to accept the offer dated April 20, 2007 (the ''Offer'') made by 0766284 B.C. Ltd. for common shares (the ''Shares'') and warrants (the ''Warrants'') of Rio Narcea Gold Mines, Ltd. (''Rio Narcea'') if certificates for the Shares and Warrants are not immediately available or time will not permit all documents required to be delivered under the Letter of Transmittal to reach Computershare Investor Services Inc. (the ''Depositary'') prior to the Expiry Time of the Offer (6:00 p.m., Eastern time, May 29, 2007 unless extended, withdrawn or varied).

The Shares and Warrants for which certificates are not available for timely delivery may be deposited to the Offer by utilizing the procedures contemplated by this Notice of Guaranteed Delivery, provided all of the following conditions are met:

(a)

the deposit is made by or though an Eligible Institution (as defined below);

(b)

this Notice of Guaranteed Delivery, properly completed and manually signed (or a manually executed facsimile), together with a guarantee by an Eligible Institution in the form set forth below, is received by the Depositary at its Toronto, Ontario office at or before the Expiry Time; and

(c)

the certificate or certificates representing the deposited Shares and Warrants, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually executed facsimile copy) and all other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary by 6:00 p.m. (Eastern time) on the third trading day on the Toronto Stock Exchange after the Expiry Date.

To be effective, this Notice of Guaranteed Delivery must be delivered by hand, by courier, by mail or transmitted by facsimile transmission to the Toronto office of the Depositary at the addresses or facsimile number listed below in this Notice of Guaranteed Delivery. Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile number other than set forth below does not constitute a valid delivery.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery.  Capitalized terms used and not defined in this Notice of Guaranteed Delivery which are defined in the Offer shall have their respective meanings set out in the Offer.

An ''Eligible Institution'' means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).

This Notice of Guaranteed Delivery is not to be used to guarantee signatures.  If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

DO NOT SEND CERTIFICATES FOR RIO NARCEA SHARES OR WARRANTS WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR SHARES AND WARRANTS MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

TO:

COMPUTERSHARE INVESTOR SERVICES INC., as DEPOSITARY

By Mail	By Hand, or Courier	By Facsimile Transmission
P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2 Attention: Corporate Actions	100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1	905-771-4082

The undersigned hereby deposits to the Offeror, upon the terms and subject to the conditions set forth in the Offer and Letter of Transmittal, receipt of which is hereby acknowledged, the Shares and/or Warrants listed below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

Certificate Number(s)*	Name(s) in which Registered	Number of Shares or Warrants Represented by Certificate	Number of Shares or Warrants Deposited*

TOTAL:

(If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the above form.)

__________

*Unless otherwise indicated, all Shares and Warrants evidenced by any certificate(s) submitted to the Depositary will be deemed to have been deposited under the Offer.

PLEASE SIGN AND COMPLETE

Signature(s):

Address:
(Postal/Zip Code)
Name(s):

Capacity (full title), if in a representative capacity:

Area Code and	Taxpayer identification, Social Insurance
Telephone Number:	or Social Security Number:

Dated:

GUARANTEE

(Not to be used for signature guarantee)

The undersigned, a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program  a member of the Stock Exchange Medallion Program or a member of the New York Stock Exchange Inc. Medallion Signature Program (an ''Eligible Institution'') guarantees delivery to the Depositary at its Toronto office of the certificates representing the Shares and Warrants deposited hereby, in proper form for transfer with a properly completed and duly executed Letter of Transmittal in the form enclosed herewith or an originally signed facsimile copy thereof, and all other documents required by the Letter of Transmittal, all on or before 6:00 p.m. (Eastern time) on the third trading day on the Toronto Stock Exchange after the Expiry Date.

Name of Firm:	Authorized Signature:

Address of Firm:	Name:

Title:

Telephone Number:	Dated:

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following documents are filed as exhibits to this Schedule:

Exhibit No.	Description

99.1	Press Release of Lundin Mining Corporation, dated April 4, 2007 (incorporated by reference to Exhibit 99.1 to Lundin Mining Corporation's Form 6-K, filed with the Commission as of April 5, 2007)

99.2

Support Agreement between Lundin Mining Corporation and Rio Narcea Gold Mines Ltd., dated April 4, 2007 (incorporated by reference to Lundin Mining Corporation's Form 6-K, filed with the Commission as of April 17, 2007)

99.3	Press Release of Lundin Mining Corporation, dated April 20, 2007

II-1

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.     Undertaking.

(a)     The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this schedule or to transactions in said securities.

(b)     The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the cash tender or exchange offer covered by this schedule. Such information shall be set forth in amendments to this schedule.

2.        Consent to Service of Process.

(a)      At the time of filing this Schedule the bidder filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)      Any change to the name or address of the agent for service of the registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

III-1

PART IV

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

0766284 B.C. LTD.

By: /s/ Karl-Axel Waplan
Name: Karl-Axel Waplan
Title: Director

Date: April 20, 2007

IV-1

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Lundin Mining Corporation, dated April 4, 2007 (incorporated by reference to Exhibit 99.1 to Lundin Mining Corporation's Form 6-K, filed with the Commission as of April 5, 2007)

99.2

Support Agreement between Lundin Mining Corporation and Rio Narcea Gold Mines Ltd., dated April 4, 2007 (incorporated by reference to Lundin Mining Corporation's Form 6-K, filed with the Commission as of April 17, 2007)

99.3	Press Release of Lundin Mining Corporation, dated April 20, 2007